Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

MICROSEMI CORPORATION,

ARTFUL ACQUISITION CORP.

and

ACTEL CORPORATION

Dated as of October 2, 2010

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 2, 2010 (this “Agreement”), among Microsemi Corporation, a Delaware corporation (“Parent”), Artful Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Actel Corporation, a California corporation (the “Company”).

RECITALS

WHEREAS, the boards of directors of Parent, Purchaser and the Company have each determined that it is in the best interests of their respective shareholders for Parent and Purchaser to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such acquisition, it is proposed that, upon the terms and subject to the conditions set forth herein, Purchaser make a cash tender offer to purchase all of the issued and outstanding shares of common stock, $0.001 par value per share, of the Company (“Company Common Stock”) and the associated preferred stock purchase rights (the “Company Rights”) issued in connection with and subject to the Preferred Stock Rights Agreement, dated as of October 17, 2003 (the “Company Rights Agreement”), between the Company and Wells Fargo Bank, N.A. (which Company Rights, together with the shares of Company Common Stock, are hereinafter collectively referred to as “Company Shares”) for $20.88 per Company Share (such amount, or any greater amount per Company Share paid pursuant to the Offer, the “Per Share Amount” and such offer, as it may be amended from time to time pursuant to the terms hereof, the “Offer”) net to the holder thereof in cash, on the terms and subject to the conditions of this Agreement and the Offer;

WHEREAS, it is also proposed that, following the consummation of the Offer, upon the terms and conditions set forth herein, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the merger as a wholly-owned subsidiary of Parent in accordance with the General Corporation Law of the State of California (the “CGCL”), and each Company Share that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Per Share Amount, on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer is fair to, and in the best interests of, the Company and its shareholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger; and (iii) subject to the terms hereof, resolved and agreed to recommend that holders of Company Shares tender their Company Shares pursuant to the Offer and (to the extent necessary) approve the principal terms of the Merger;

WHEREAS, the boards of directors of Parent and Purchaser have each approved and declared advisable this Agreement and the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, Parent, Purchaser and certain shareholders of the Company (the “Shareholders”) are entering into a Tender and Support Agreement, dated as of the date hereof (the “Tender and Support Agreement”), providing that, among other things, the Shareholders shall (i) tender their Company Shares into the Offer, and (ii) vote their Company Shares in favor of the Merger, if applicable, in each case subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

1. Definitions.

1.1 Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) contains provisions, including confidentiality and standstill provisions, that are no less favorable to the Company than those contained in the Confidentiality Agreement, and (b) expressly permits the Company to comply with the provisions of Section 7.5.

“Acquisition Proposal” means any proposal, offer or indication of interest from a Third Party (whether or not in writing) relating to, or that would reasonably be expected to lead to, in one transaction or a series of transactions, (i) any direct or indirect acquisition or purchase by any person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of (A) assets (including equity securities of any Company Subsidiary) or businesses that constitute fifteen percent (15%) or more of the revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or (B) beneficial ownership of fifteen percent (15%) or more of any class of equity securities of the Company; (ii) any purchase or sale of, or tender offer or exchange offer for, equity securities of the Company that, if consummated, would result in any person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning fifteen percent (15%) or more of any class of equity securities of the Company; (iii) any merger, consolidation, business combination, recapitalization, reorganization, dual listed structure, joint venture, share exchange or similar transaction involving the Company or any Company Subsidiary pursuant to which the holders of Company Shares immediately prior to the consummation of such transaction (as a group) would hold less than eighty five percent (85%) of the Company Shares (or the shares of common stock of the surviving or parent entity in such transaction) outstanding immediately following the consummation of such transaction, in each case other than the Transactions; or (iv) any liquidation or dissolution of the Company.

“Action” means litigation, suit, complaint, action, hearing or proceeding by or before any Governmental Authority.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“beneficial owner” means a person who shall be deemed to be the beneficial owner as determined by Rule 13d-3 of the Exchange Act.

“business day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are owned by (solely or jointly) or licensed to the Company or any Company Subsidiary, or that the Company or any Company Subsidiary otherwise has the right to use (or that the Company or any Company Subsidiary claims or purports to own or have a license with respect to or otherwise has a right to use).

“Company Products” means all products of the Company and Company Subsidiaries that are currently offered for commercial sale or licensing.

“Company RSU” means an award that provides for payment at a future date of one or more shares of Company Common Stock or value derived therefrom, other than a Company Stock Option or Company SAR.

“Company SARs” means an award of stock appreciation rights that covers one or more Shares of Company Common Stock.

“Company Stock Option” means any option to purchase one or more shares of Company Common Stock.

“Contaminant” means any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines intentionally designed to permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials by a Third Party.

“Continuing Employees” mean all employees of the Company or any Company Subsidiary who (i) at the Effective Time, continue their employment with the Company, the Surviving Corporation, Parent or any of their respective subsidiaries, or (ii) remain or become at the Effective Time employees of the Company as required by applicable Law.

“Continuing Service Providers” mean all non-employee service providers of the Company or any Company Subsidiary who, at the Effective Time, continue their service with the Company, the Surviving Corporation, Parent or any of their respective subsidiaries, other than any such service providers who are ineligible to be included on a registration statement filed by Parent on Form S-8.

“Contract” means any binding contract, subcontract, agreement, indenture, deed of trust, license, sublicense, note, bond, loan instrument, security agreement, mortgage, lease, purchase or sales order, concession, franchise, option, insurance policy, benefit plan, guarantee and any similar legally binding undertaking, commitment, pledge, or legally binding understanding or arrangement in each case, whether written or oral.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Copyleft Open Source” means Software that is generally available in source code form and that is distributed under a license which, by its terms, (i) does not prohibit licensees of such Software from licensing or otherwise distributing such Software in source code form, (ii) does not prohibit licensees of such Software from making modifications thereof, (iii) does not require a royalty or other payment for the licensing or other distribution, or the modification, of such Software (other than a reasonable charge to compensate the provider for the cost of providing a copy thereof) and (iv) purports to require a licensee to make one’s modifications, derivatives, and enhancements of such licensed Software available to distributees or others in designated circumstances under the terms of such copyleft open source license.

“Copyrights” means any and all U.S. and foreign copyrights, mask works, and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral and economic rights, however denominated).

“Effect” means any event, occurrence, condition, circumstance, development, state of facts, change, or effect.

“Environmental Laws” means any Law relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, including the exposure of any individual to Hazardous Substances, (ii) the manufacture, handling, transport, transfer, use, recycling, treatment, storage, investigation, removal, remediation, exposure of others to, distribution or disposal of Hazardous Substances or materials containing Hazardous Substances, or (iii) pollution or protection of the indoor or outdoor environment or natural resources, including, without limitation, CERCLA, 42 U.S.C. §9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; and the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.

“ERISA Affiliate” means any person that, together with the Company or any Company Subsidiary, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“ESPP” means the Company’s Amended and Restated 1993 Employee Stock Purchase Plan.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Financing Failure” means a refusal or other failure, for any reason, on the part of any person that has executed the Commitment Letter or any definitive financing document relating to the Financing (including the related credit agreement), or on the part of any other person obligated or expected at any time to provide or release a portion of the Financing, to provide or release a portion of such Financing.

“Financing Source” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the Transactions contemplated hereby, including the parties to the Commitment Letter and any joinder agreements, credit agreements, indentures (or other definitive documentation) relating thereto.

“Governmental Authority” means any (i) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); or (iv) organization, entity or body or individual exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, policy, military or taxing authority or power of any nature (including self-regulated organizations and stock exchanges, as well as arbitrators, mediators and arbitral forums).

“Hazardous Substances” means (i) those substances defined in or regulated as hazardous or toxic substances, materials or wastes under any Environmental Law; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other contaminant; and (vi) any biological or chemical substance, material or waste regulated or classified as “hazardous,” “toxic,” or “radioactive” by any Governmental Authority of competent jurisdiction pursuant to any Environmental Law.

“Indemnified Person” means each person who is now or was prior to the Effective Time an officer or director of the Company or any Company Subsidiary and each person who is now or was prior to the Effective Time an officer or director of the Company or any Company Subsidiary who served as a fiduciary under or with respect to any employee benefit plan of the Company or any Company Subsidiary (within the meaning of Section 3(3) of ERISA).

“Intellectual Property” means any and all (i) formulae, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, discoveries, and improvements

(whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, and other information and materials; (iii) customer, vendor, and distributor lists, contact and registration information, and correspondence; (iv) specifications, designs, models, devices, prototypes, schematics and development tools; (v) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, designs, mask works, and other works of authorship and copyrightable subject matter (“Works of Authorship”); (vi) databases and other compilations and collections of data or information (“Databases”); (vii) trademarks, service marks, logos and design marks, and trade dress, together with all goodwill associated with any of the foregoing (“Trademarks”); (viii) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); and (ix) confidential and proprietary information and materials not generally known to the public that are trade secrets under applicable Law (“Trade Secrets”).

“Intellectual Property Rights” means any and all rights (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from, or associated with Intellectual Property, including (i) Patents; (ii) Copyrights; (iii) industrial design rights and registrations thereof and applications therefor; (iv) rights with respect to Trademarks, and all registrations thereof and applications therefor; (v) rights with respect to Domain Names, including registrations thereof and applications therefor; (vi) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any person; and (vii) rights with respect to Databases, including registrations thereof and applications therefor.

“Intervening Event” means any Effect relating to the Company or the Company Subsidiaries which is (i) unknown to the Company Board (or the consequences of which were not reasonably foreseeable to the Company Board) as of the date of this Agreement and (ii) becomes known to the Company Board prior to the Acceptance Time; provided, however, that in no event shall the receipt of an Acquisition Proposal or Superior Proposal constitute an Intervening Event.

“knowledge of the Company” means the actual knowledge of each of the individuals set forth in Section 1.1 of the Disclosure Letter after consultation with the heads of the relevant functional areas at the Company that such individuals believe would have knowledge of the relevant matters. With respect to Intellectual Property and Intellectual Property Rights, “consultation with the heads of the relevant functional areas at the Company that such individuals believe would have knowledge of the relevant matters” does not require the Company or any individual set forth in Section 1.1 of the Disclosure Schedule to conduct, have conducted, obtain, or have obtained any freedom-to-operate opinions or similar opinions or any Patent, Trademark or other Intellectual Property Rights clearance searches, and no knowledge of any infringement or misappropriation of any third-party Patents, Trademarks, or other Intellectual Property Rights that would have been revealed by such inquiries, opinions, or searches will be imputed to the Company or any individual set forth in Section 1.1 of the Disclosure Schedule.

“Lien” means any liens, mortgages, encumbrances, pledges, security interests, options, rights of first refusal, or other charges of any kind or nature whatsoever.

“Material Adverse Effect” means any Effect, individually or when taken together with all other Effects, that is materially adverse to, or has had a material adverse effect on the business, financial condition, assets, properties, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, that none of the following Effects after the date of this Agreement shall be taken into account in determining whether there has been a Material Adverse Effect: (i) changes in the industry in which the Company or any Company Subsidiary operates; (ii) changes in the general economic, political or business conditions within the U.S. or other jurisdictions in which the Company has operations; (iii) general changes in the economy or the financial, credit or securities markets (including in interest rates, exchange rates, stock, bond and/or debt prices or terms) of the U.S. or any other region outside of the U.S.; (iv) earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of terrorism, war, sabotage, national or international calamity, military action or any other similar event or any change, escalation or worsening thereof after the date hereof; (v) any change in GAAP or any change in Laws applicable to the operation of the business of the Company and the Company Subsidiaries; (vi) any Effect, including loss of customers or employees of the Company and the Company Subsidiaries, resulting from the announcement or pendency of the Transactions; (vii) any decline in the market price, or change in trading volume, of the capital stock of Company, or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period; provided that the underlying causes of such decline, change or failure may be considered in determining whether there was a Material Adverse Effect; or (viii) any actions taken, or failure to take any action, in each case, to which Parent or Purchaser has expressly approved, consented or requested or that is required or prohibited by this Agreement; provided that an Effect described in any of clauses (i)-(iii) and (v) may be taken into account to the extent the Company and the Company Subsidiaries are disproportionately affected thereby relative to other peers of the Company and the Company Subsidiaries in the same industries in which the Company and the Company Subsidiaries operate.

“Non-U.S. Governmental Authority” means any non-U.S. federal, national, state, provincial or local government or any subdivision thereof or any non-U.S. arbitrator, court, administrative or regulatory agency, commission, department, board or bureau or body or other government or authority or instrumentality or any officer or employee of any agency, instrumentality, subdivision or other body of any non-U.S. federal, regional, or municipal government, any non-U.S. commercial or similar entities that the government controls or owns, including any state-owned and state-operated companies or enterprises, any international organizations such as the United Nations or the World Bank.

“Open Source” means Software that is generally available in source code form and that is distributed under a license which, by its terms, (i) does not prohibit licensees of such Software from licensing or otherwise distributing such Software in source code form, (ii) does not prohibit licensees of such Software from making modifications thereof, and (iii) does not require a royalty or other payment for the licensing or other distribution, or the modification, of such Software (other than a reasonable charge to compensate the provider for the cost of providing a copy thereof).

“Owned Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are owned by (solely or jointly) the Company or any Company Subsidiary (or that the Company or any Company Subsidiary claims or purports to own).

“Patents” means any and all U.S. and foreign patent rights, including without limitation, all (i) patents, (ii) pending patent applications, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, and all patents granted thereon, (iii) all patents-of-addition, reissues, reexaminations, confirmations, re-registrations, invalidations, and extensions or restorations by existing or future extension or restoration mechanisms, including supplementary protection certificates or the equivalent thereof, and (iv) all foreign counterparts of any of the foregoing.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association, enterprise, society, estate, firm, joint venture, organization, entity or Governmental Authority.

“Registered Company Intellectual Property” means (i) all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the Owned Company Intellectual Property that are registered, recorded, or filed by, for, or in the name of Company or any Company Subsidiary, and (ii) any other applications and registrations by Company or any Company Subsidiary (or otherwise by or in the name of Company or any Company Subsidiary) with respect to any Owned Company Intellectual Property.

“Representative” means the directors, officers, employees, agents (including financial and legal advisors) and other advisors and representatives of a person.

“SEC” means the Securities and Exchange Commission, or any successor thereto.

“Software” means all (i) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“subsidiary” or “subsidiaries” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least a majority of the outstanding securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Tax” or “Taxes” means any and all U.S. federal, state, local, non-U.S. and other net income, gross income, gross receipts, value-added, sales, use, ad valorem, customs duties, capital stock, environmental (including taxes under Section 59A of the Code), transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, registration, severance, stamp, occupation, premium, real property, personal property, windfall profits, customs, duties, alternative or add-on minimum, estimated, or other taxes, duties, levies, fees, assessments or other charges of any kind whatsoever, together with any interest, any penalties or additions to tax with respect thereto, whether disputed or not, including any fees or penalties imposed on a person in respect of any information Tax Return made to a Governmental Authority of competent jurisdiction.

“Tax Returns” means all returns and reports, elections, declarations, disclosures, schedules, estimates and information returns, including any schedule or attachment thereto, required to be supplied to a Governmental Authority of competent jurisdiction (or any agent thereof) relating to Taxes.

“Third Party” means any person other than Parent and its subsidiaries (including Purchaser) and the respective Representatives of Parent and its subsidiaries.

“U.S.” means United States of America.

The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acceptance Time	2.1(b)
Acquisition Agreement	7.5(b)(i)
Agreement	Preamble
Alternative Financing	7.19(a)
Audited Company Financial Statements	4.7(b)
Antitrust Division	7.12(a)
Blue Sky Laws	4.5(b)
Burdensome Action	7.12(c)
Certificates	3.9(b)
CGCL	Recitals
Change in Recommendation	7.5(b)(i)
Closing Date	3.2
Code	3.10
Commitment Letter	5.4
Company	Preamble
Company Arrangements	4.10(h)

Defined Term	Location of Definition
Company Board	Recitals
Company Board Recommendation	7.5(b)(i)
Company Common Stock	Recitals
Company Compensation Committee	4.10(h)
Company Financial Reports	4.7(b)
Company Intellectual Property Agreements	4.14(l)
Company Leased Real Property	4.13(c)
Company Material Contracts	4.17(a)
Company Preferred Stock	4.3(a)
Company Products	1.1
Company Required Approvals	4.5(b)
Company Rights	Recitals
Company Rights Agreement	Recitals
Company Securities	4.3(c)
Company Shares	Recitals
Company Stock Option Plans	4.3(f)
Company Subsidiary	4.1(b)
Confidentiality Agreement	7.4(b)
Continuing Option	3.7(a)
Continuing SAR	3.7(e)
Continuing RSU	3.7(c)
Control Date	6.1
Contaminants	1.1
Covered Securityholders	4.10(h)
Databases	1.1
Delaware Courts	10.7
Designated Superior Proposal	7.5(b)(A)
Disclosure Letter	Article 4
Dissenting Company Shares	3.8(a)
Domain Names	1.1
EEOC	4.11(i)
Effective Time	3.2
Employee IP Agreement	4.14(g)
Employee Retained IP	4.14(g)
ERISA	4.10(a)
Exchange Ratio	3.7(a)
Expiration Date	2.1(d)
Export Control Laws	4.26
FCPA	4.22(b)
Fee	9.3(b)

Defined Term	Location of Definition
Financing	5.4
Financing Information	7.19(c)
Foreign Officials	4.22(a)
FTC	7.12(a)
GAAP	4.7(b)
Grant Date	4.3(f)
HSR Act	4.5(b)
Indemnification Agreements	7.7(a)
Independent Directors	7.3(c)
Intentional Breach	Annex A
Initial Expiration Date	2.1(d)
IRS	4.10(a)
July 2010 Balance Sheet	4.7(c)
Law	4.5(a)
Merger	Recitals
Merger Consideration	3.6(a)
Minimum Condition	Annex A
Multiemployer Plan	4.10(b)
Multiple Employer Plan	4.10(b)
Nasdaq	2.1(d)
New Commitment Letter	7.19(a)
Non-US Plan	4.10(i)
Notice of Designated Superior Proposal	7.5(b)(A)
Offer	Recitals
Offer Commencement Date	2.1(a)
Offer Documents	2.1(a)
Offer to Purchase	2.1(a)
Order	8.1(b)
Outside Date	9.1(b)(i)
Owned Company Software Product	4.14(n)
Parent	Preamble
Parent Common Stock	3.7(a)
Paying Agent	3.9(a)
Permits	4.6
Per Share Amount	Recitals
Plans	4.10(a)
Proxy Statement	4.12
Purchaser	Preamble
Reduced Purchase Amount	2.1(e)(ii)
Required Shareholder Vote	4.30
Schedule 14D-9	2.2(b)
Schedule TO	2.1(i)
SEC Reports	4.7(a)

Defined Term	Location of Definition
Securities Act	4.7(a)
Series A Preferred Stock	4.3(a)
Shareholders	Recitals
Shareholders’ Meeting	7.1(a)
Short-Form Merger Threshold	2.1(e)
SOX	4.7(a)
Superior Proposal	7.5(a)(iv)
Surviving Corporation	3.1
Systems	4.24(a)
Tail Policy	7.7(b)
Tender and Support Agreement	Recitals
Tender Offer Conditions	2.1(b)
Terminating Option	3.7(b)
Terminating SAR	3.7(f)
Terminating RSU	3.7(d)
Title IV Plan	4.10(b)
Top-Up Closing	2.3(c)
Top-Up Exercise Notice	2.3(c)
Top-Up Option	2.3(a)
Top-Up Option Shares	2.3(a)
Trademarks	1.1
Trade Secrets	1.1
Transactions	4.4(b)
Treasury Regulations	3.10
US Plans	4.10(a)
WARN Act	4.11(j)
Works of Authorship	1.1

2. The Offer.

2.1 The Offer.

(a) Provided that this Agreement shall not have previously been validly terminated in accordance with its terms, as promptly as practicable following the date of this Agreement (but in no event later than October 4, 2010), Parent shall cause Purchaser to, and Purchaser shall, commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer for all (or, solely in the circumstances described in Section 2.1(e)(ii), the Reduced Purchase Amount) of the outstanding Company Shares for a price per Company Share equal to the Per Share Amount (as adjusted as provided in Section 2.1(h)). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) and form of the related letter of transmittal (the Schedule TO, the Offer to Purchase and any other ancillary documents pursuant to which the Offer will be made, together with all exhibits, supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”) that contain the terms and conditions set forth in this Agreement and Annex A. The date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 promulgated under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date.”

(b) Subject to the extension rights of the parties set forth in this Agreement, the Offer shall be subject only to the satisfaction or waiver of each of the conditions set forth in Annex A (the “Tender Offer Conditions”). Unless the Offer is extended pursuant to and in accordance with the terms of this Agreement, promptly (within the meaning of Rule 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, (i) all Company Shares validly tendered pursuant to the Offer (and not properly withdrawn) or (ii) in the circumstances contemplated by Section 2.1(e)(ii), Company Shares representing the Reduced Purchase Amount (such date of acceptance for payment, the “Acceptance Time”). Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to pay for any Company Shares that Purchaser becomes obligated to purchaser pursuant to the Offer. The Per Share Amount shall be net to the seller in cash, without interest, subject to reduction for any applicable withholding or stock transfer Taxes payable by or with respect to such seller. No Company Shares held by the Company or any Company Subsidiary shall be tendered pursuant to the Offer.

(c) Each of Parent and Purchaser expressly reserves the right from time to time, in its sole and absolute discretion, to increase the Per Share Amount, waive any Tender Offer Condition or amend, modify or supplement any of the Tender Offer Conditions or terms of the Offer. Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Purchaser shall, without the prior written consent of the Company and except as otherwise permitted or required by Sections 2.1(d)-(f):

(i) change or waive the Minimum Condition;

(ii) decrease the number of Company Shares sought to be purchased by Purchaser in the Offer;

(iii) reduce the Per Share Amount;

(iv) extend or otherwise change the Expiration Date of the Offer;

(v) change the form of consideration payable in the Offer;

(vi) amend, modify or supplement any of the Tender Offer Conditions (other than to waive such Tender Offer Conditions); or

(vii) amend, modify or supplement terms of the Offer in a manner that adversely affects the holders of Company Shares in their capacities as holders of Company Shares.

(d) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at midnight, New York City time, on the day that is twenty (20) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) after the Offer Commencement Date (the “Initial Expiration Date”). Notwithstanding the foregoing, unless the Agreement is terminated in accordance with the terms hereof, (i) Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Global Market (“Nasdaq”) that is applicable to the Offer, and (ii) if, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire (together with the Initial Expiration Date, the “Expiration Date”), any Tender Offer Condition is not satisfied or waived, Purchaser shall extend the Offer for one (1) or more successive periods as determined by Purchaser of up to ten (10) business days each (or any longer period as may be requested by Purchaser and approved in advance by the Company) in order to permit the satisfaction of all of the Tender Offer Conditions; provided, however, that in no event with respect to either clause (i) or (ii) shall Purchaser be required to extend the Offer beyond the Outside Date; and provided further however, that if, at the Initial Expiration Date or at any subsequent Expiration Date (other than any such Expiration Date that follows an extension of the Offer pursuant to Sections 2.1(e)(i) or 2.1(f)), all of the Tender Offer Conditions (except for the Minimum Condition) are satisfied or have been waived, Purchaser shall only be required to extend the Offer and its Expiration Date beyond the Initial Expiration Date or such subsequent Expiration Date for one or more successive periods in order to permit the satisfaction of all of the Tender Offer Conditions for an aggregate of forty (40) business days, unless the Minimum Condition shall be satisfied earlier. Except as otherwise provided in Sections 2.1(e) and 2.1(f), neither Parent nor Purchaser shall extend the Offer in any manner other than pursuant to and in accordance with this Section 2.1(d) without the prior written consent of the Company. The Offer shall not be terminated prior to the Outside Date, unless this Agreement is validly terminated in accordance with Section 9.1, in which case Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after such termination of this Agreement. Nothing in this Section 2.1(d) shall affect any termination rights in Section 9.1.

(e) Notwithstanding anything to the contrary set forth in Section 2.1(d), if, at any Expiration Date, all of the Tender Offer Conditions (including the Minimum Condition) shall have been satisfied or have been waived, but the number of Company Shares validly tendered in the Offer and not properly withdrawn is less than that number of Company Shares which, when added to the number of Company Shares that may be issued pursuant to the Top-Up Option in compliance with Section 2.3, would represent at least one (1) Company Share more than ninety percent (90%) of the issued and outstanding Company Shares then outstanding (including such Company Shares issued upon exercise of the Top-Up Option) (the “Short-Form Merger Threshold”), then in such case Purchaser may, in its sole and absolute discretion, without the consent of the Company:

(i) extend the Offer for one (1) or more successive periods as determined by Purchaser of up to ten (10) business days each (or any longer period as may be requested by Purchaser and approved in advance by the Company) until the Outside Date in order to permit additional Company Shares to be tendered into the Offer such that the Short-Form Merger Threshold may be attained; provided, however, that notwithstanding any other provision of this Agreement, in the event Purchaser elects to extend the Offer pursuant to and in accordance with this Section 2.1(e)(i), then each of Parent and Purchaser shall be deemed to have irrevocably waived all of the Tender Offer Conditions (other than the Tender Offer Condition contemplated by clause (iii)(e) of Annex A, which shall remain in full force and effect) and its right to terminate this Agreement pursuant to Sections 9.1(b)(i), 9.1(b)(ii), 9.1(b)(iii), 9.1(c) (as it relates to the Tender Offer Condition contemplated by clause (iii)(d) of Annex A, but not as it relates to the Tender Offer Condition contemplated by clause (iii)(e) of Annex A), or 9.1(d) (it being acknowledged and agreed that, (A) notwithstanding such irrevocable waiver, without the prior written consent of the Company, neither Parent nor Purchaser shall be permitted to accept for payment (or pay for) any Company Shares that are tendered in the Offer unless the Minimum Condition is satisfied at such time, (B) during any extension of the Offer pursuant to this Section 2.1(e)(i), the Company shall not exercise any remedies against Parent or Purchaser for failure to accept for payment (or pay for) any Company Shares that are tendered in the Offer, and (C) if for any reason other than a failure of the Tender Offer Condition contemplated by clause (iii)(e) of Annex A, Purchaser does not accept for payment (and pay for) all Company Shares validly tendered in the Offer and not properly withdrawn at the expiration of such successive period(s), then Parent and Purchaser shall be deemed to be in breach of this Agreement); or

(ii) (A) amend the Offer and the Offer Documents (but only to the extent required by applicable Law) to reduce the Minimum Condition to such number of Company Shares (the “Reduced Purchase Amount”) such that following the purchase of Company Shares in the Offer, Parent and its wholly owned subsidiaries, including Purchaser, would own forty-nine and nine-tenths percent (49.9%) of the Company Shares then outstanding and (B) purchase, on a pro rata basis based on the Company Shares actually deposited in the Offer by such each holder of Company Shares, Company Shares representing the Reduced Purchase Amount in the Offer; provided, however, that notwithstanding any other provision of this Agreement, in the event Purchaser purchases a number of Company Shares equal to the Reduced Purchase Amount pursuant to and in accordance with this Section 2.1(e)(ii), then, without the prior written consent of Parent and Purchaser, at all times prior to the termination of this Agreement, the Company shall take no action whatsoever (including the redemption of any Company Shares) that would have the effect of increasing the percentage of direct or indirect ownership of Company Shares by Parent and its controlled affiliates, including Purchaser, in excess of forty-nine and nine-tenths percent (49.9%).

(f) Notwithstanding anything to the contrary set forth in Section 2.1(d), if, at any Expiration Date, all of the Tender Offer Conditions (including the Minimum Condition) shall have been satisfied or have been waived, but (i) there exists an uncured Financing Failure and (ii) such Financing Failure impedes the ability of Parent or Purchaser to accept Company Shares for payment in the Offer, then: (A) Purchaser shall be permitted to extend the Offer for one (1) or more successive periods as determined by Purchaser of up to ten (10) business days each (or any longer period as may be requested by Purchaser and approved in advance by the Company) until the Outside Date in order to permit such Financing Failure to be cured; provided, however, that notwithstanding any other provision of this Agreement, in the event Purchaser elects to extend the Offer pursuant to and in accordance with this Section 2.1(f), then each of Parent and Purchaser shall be deemed to have irrevocably waived all of the Tender Offer Conditions (other than the Tender Offer Condition contemplated by clause (iii)(e) of Annex A, which shall remain in full force and effect) and its right to terminate this Agreement pursuant to Sections 9.1(b)(i), 9.1(b)(ii), 9.1(b)(iii), 9.1(c) (as it relates to the Tender Offer Condition contemplated by clause (iii)(d) of Annex A, but not as it relates to the Tender Offer Condition contemplated by clause (iii)(e) of Annex A), or 9.1(d) (it being acknowledged and agreed that, (A) notwithstanding such irrevocable waiver, without the prior written consent of the Company, neither Parent nor Purchaser shall be permitted to accept for payment (or pay for) any Company Shares that are tendered in the Offer unless the Minimum Condition is satisfied at such time, (B) during any extension of the Offer pursuant to this Section 2.1(f), the Company shall not exercise any remedies against Parent or Purchaser for failure to accept for payment (or pay for) any Company Shares that are tendered in the Offer, and (C) if for any reason other than a failure of the Tender Offer Condition contemplated by clause (iii)(e) of Annex A, Purchaser does not accept for payment (and pay for) all Company Shares validly tendered in the Offer and not properly withdrawn at the expiration of such successive period(s), then Parent and Purchaser shall be deemed to be in breach of this Agreement).

(g) If immediately following the Acceptance Time and assuming exercise in full of the Top-Up Option, Parent, Purchaser and their respective wholly owned subsidiaries would own less than ninety percent (90%) of the Company Shares outstanding at that time (after giving effect to the exercise in full of the Top-Up Option), Purchaser may, in its sole discretion without the consent of the Company, provide for a “subsequent offering period” (and one (1) or more extensions thereof) following the Acceptance Time (as provided in Rule 14d-11 under the Exchange Act) of not less than three (3) nor more than twenty (20) business days in the aggregate (determined in accordance with Rule 14d-1(g)(3) under the Exchange Act). Promptly (within the meaning of Rule 14e-1(c) promulgated under the Exchange Act) after any Company Shares are validly tendered during any such subsequent offering period (or extension thereof), Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all such Company Shares. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to pay for any Company Shares that Purchaser becomes obligated to purchaser pursuant to such subsequent offering period (or extension thereof). The Per Share Amount shall be net to the seller in cash, without interest, subject to reduction for any applicable withholding or stock transfer Taxes payable by or with respect to such seller. No Company Shares held by the Company or any Company Subsidiary shall be tendered pursuant to such subsequent offering period (or extension thereof).

(h) The Per Share Amount shall be adjusted to the extent appropriate to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Company Shares occurring or having a record date on or after the date of this Agreement and prior to the payment by Purchaser for the Company Shares; provided, however, that nothing in this Section 2.1(h) shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

(i) As promptly as reasonably practicable on the date of commencement of the Offer, Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer. The Schedule TO shall contain or shall incorporate by reference the Offer Documents. Purchaser shall use its reasonable best efforts to cause the Offer Documents to be disseminated to holders of Company Shares in all material respects to the extent required by applicable federal securities laws. Parent and Purchaser shall use their respective reasonable best efforts to cause the Offer Documents to comply in all material respects with the applicable requirements of federal securities laws. Parent, Purchaser and the Company agree to correct promptly any information provided by any of them for use in the Offer Documents that shall have become false or misleading in any material respect, and Parent and Purchaser further agree to use reasonable best efforts to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Company Shares, in each case in all material respects as required by applicable federal securities laws. The Company shall promptly furnish to Purchaser or Parent all information concerning the Company that is required by applicable federal securities laws in connection with their obligations relating to the Offer Documents or any action contemplated by this Section 2.1(k). Parent and Purchaser shall give the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO before it is filed with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. In addition, unless there shall have been a Change in Recommendation by the Company Board in compliance with the terms of this Agreement, Parent and Purchaser agree to (i) provide the Company and its counsel in writing with any written comments Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, (ii) use reasonable best efforts to provide a reasonably detailed description of any oral comments Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, and (iii) provide the Company and its counsel reasonable opportunity to review and comment on any written or oral response to such comments or any proposed amendment to the Offer Documents prior to the filing thereof with the SEC.

2.2 Company Action.

(a) The Company hereby consents to and approves the Offer pursuant to the terms of this Agreement. The Company hereby further consents to the inclusion in the Offer Documents of such approval and of the determination and recommendation of the Company Board described in Section 4.4(b). The Company shall not withdraw or modify such recommendation in any manner adverse to Purchaser or Parent except as provided in Section 7.5(b). The Company represents that it has been advised by its directors and executive officers that they intend to tender all Company Shares beneficially owned by them to Purchaser pursuant to the Offer.

(b) Promptly following the filing of the Schedule TO by Purchaser, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, except as provided in Section 7.5(b), the recommendation of the Company Board described in

Section 4.4(b). The Company shall use its reasonable best efforts to cause the Schedule 14D-9 to be filed with the SEC on the same day as the Schedule TO shall be filed with the SEC. The Company shall promptly mail the Schedule 14D-9 to the holders of Company Shares together with the Offer Documents and shall use its reasonable best efforts to cause the Offer Documents to be disseminated in all material respects to the extent required by applicable federal securities laws. The Company shall use its reasonable best efforts to cause the Schedule 14D-9 to comply in all material respects with the applicable requirements of federal securities laws. The Company, Parent and Purchaser agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 that shall have become false or misleading in any material respect, and the Company further agrees to use its reasonable best efforts to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Company Shares, in each case in all material respects as required by applicable federal securities laws. Parent or Purchaser shall promptly furnish to the Company all information concerning Parent and Purchaser that is required by applicable federal securities laws in connection with its obligations relating to the Schedule 14D-9. The Company shall give Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC. In addition, unless there has been a Change in Recommendation, the Company agrees to (i) provide Parent, Purchaser and their counsel in writing with any written comments the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, (ii) use reasonable best efforts to provide Parent, Purchaser and their counsel a reasonably detailed description of any oral comments the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, and (iii) provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on any written or oral response to such comments or any proposed amendment to the Schedule 14D-9 prior to the filing thereof with the SEC.

(c) In connection with the Offer, the Company shall promptly furnish or cause to be furnished (including by instructing its transfer agent to promptly furnish) to Purchaser mailing labels containing the names and addresses of all record holders of Company Shares and with security position listings of Company Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and non-objecting beneficial owners of Company Shares. The Company shall use its reasonable best efforts to promptly furnish or cause to be furnished to Purchaser such additional information, including updated listings and computer files of shareholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of Company Shares as Parent or Purchaser may reasonably request. Subject to the requirements of Law, including applicable stock exchange rules, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Purchaser shall hold in confidence the information contained in such labels, listings and files and shall use such information only in connection with the Transactions. If the Offer is terminated or if this Agreement shall be terminated, Purchaser and Parent will promptly deliver and cause their Representatives to deliver to the Company (and delete electronic copies of) all copies, summaries and extracts of such information then in their possession or control.

2.3 Top-Up Option.

(a) The Company hereby grants to Purchaser an irrevocable option (the “Top-Up Option”) exercisable only in accordance with the terms and conditions set forth in this Section 2.3, to purchase, at a purchase price per share equal to the Per Share Amount, that number of newly issued Company Shares (the “Top-Up Option Shares”) equal to the lowest number of Company Shares that, when added to the number of Company Shares collectively owned by Parent or Purchaser at the time of exercise (excluding Company Shares tendered in the Offer pursuant to guaranteed delivery instructions as to which delivery has not been completed at the time of exercise of the Top-Up Option), shall constitute one Company Share more than ninety percent (90%) of the sum of (i) the then outstanding Company Shares plus (ii) a number equal to the number of Company Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights including Company RSUs, Company SARs, the Company Stock Options and Company Shares to be issued pursuant to the ESPP, in each case, which are convertible or exercisable prior to the date that is ten (10) business days after such exercise and the issuance of the Top-Up Option Shares. Notwithstanding the foregoing provisions of this Section 2.3(a), the Top-Up Option shall not be exercisable for Company Shares in excess of the number of Company Shares authorized and unissued or held in the treasury of the Company.

(b) The Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of Company Shares pursuant thereto, after accounting for the limitations set forth herein, Parent and Purchaser would hold one Company Share more than 90% of the then outstanding Company Shares. The Top-Up Option shall be exercisable (in whole and not in part) at any time after the Acceptance Time and prior to the earlier of (i) the Effective Time and (ii) the termination of this Agreement.

(c) In the event Purchaser desires to exercise the Top-Up Option, Purchaser shall so notify the Company in writing (the “Top-Up Exercise Notice”), and shall set forth in such notice (i) the number of Company Shares that will be owned by Parent and Purchaser immediately preceding the purchase of the Top-Up Option Shares, (ii) the number of Company Shares that Purchaser intends to purchase pursuant to the Top-Up Option and (iii) the place and time for the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”). The Company shall, as soon as practicable following receipt of such notice, deliver notice to Parent and Purchaser in writing confirming the number of Top-Up Option Shares and the aggregate purchase price therefor. At the Top-Up Closing, Purchaser shall (and Parent shall cause Purchaser to) pay the Company the aggregate price required to be paid for the Top-Up Option Shares. Such aggregate price may be paid by Purchaser, at its election, either (A) entirely in cash or (B) in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by executing and delivering to the Company a full recourse unsecured promissory note issued by Purchaser having a principal amount equal to the remainder of such aggregate purchase price (which promissory note either shall be a demand note or shall have a stated maturity date of not more than one (1) year from the date of issuance). Any such promissory note shall bear interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the principal amount of such promissory note remains outstanding, as published by The Wall Street Journal, calculated on a daily basis on the outstanding principal amount of such promissory note from the date such promissory note is originally issued until the date of payment in full of such promissory note, and may be prepaid without premium or penalty. The Company shall cause to be issued to Purchaser a certificate representing the Top-Up Option Shares, which certificate may include any legends required by applicable securities laws (or, if the Company does not then issue Company Shares in certificated form, the applicable number of Company Shares in non-certificated book-entry form). Upon Purchaser’s request, the Company shall use its reasonable best efforts to cause its transfer agent to certify in writing to Purchaser the number of Company Shares issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Option Shares.

(d) The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all applicable legal requirements, including all federal securities laws but excluding the rules and regulations of Nasdaq. To that end, Parent and Purchaser understand that the Company Shares which Purchaser may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder. Parent and Purchaser represent and warrant to the Company that Purchaser is, or will be upon the purchase of the Top-Up Option Shares, an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act. Purchaser agrees that the Top-Up Option and the Top-Up Option Shares are being and will be acquired by Purchaser for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act.

(e) Upon the delivery by Purchaser to the Company of the Top-Up Exercise Notice and the tender of the consideration described in Section 2.3(c), Purchaser shall, to the extent permitted by applicable Law, be deemed to be the holder of record of the Top-Up Option Shares issuable upon that exercise, notwithstanding that certificates representing those Top-Up Option Shares shall not then be actually delivered to Purchaser.

(f) The Company agrees that it shall reserve (and maintain free from preemptive and other similar rights) sufficient authorized but unissued Company Shares so that the Top-Up Option may be exercised without additional authorization of Company Shares (after giving effect to Company Shares issued upon the exercise of Company Options, Company SARs and Company RSUs or purchases under the ESPP prior to the Acceptance Time.

(g) Any dilutive impact on the value of the Company Shares as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the “fair market value” of any Dissenting Company Shares pursuant to Chapter 11 of the CGCL as contemplated by Section 3.8(a).

(h) The number of Company Shares issuable pursuant to the Top-Up Option and the Per Share Amount shall be adjusted to the extent appropriate so as to restore Purchaser to its rights hereunder with respect to the Top-Up Option in the event of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Company Shares occurring or having a record date on or after the date of this Agreement and prior to the date of exercise of the Top-Up Option; provided, however, that nothing in this Section 2.3(g) shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

3. The Merger.

3.1 The Merger. Upon the terms and subject to the conditions set forth in Article 8, and in accordance with the CGCL, at the Effective Time Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

3.2 Effective Time; Closing. As promptly as practicable (and in any event within two (2) business days) after the satisfaction or, if permissible, waiver of the conditions set forth in Article 8, the parties hereto shall cause the Merger to be consummated by filing an agreement of merger or certificate of ownership with the Secretary of State of the State of California, in such form as is required by, and executed in accordance with, the relevant provisions of the CGCL (the date and time of such filing, or such later time as shall be agreed by Parent and the Company and specified in such filing, being the “Effective Time”). Prior to such filing, a closing shall be held at the offices of O’Melveny & Myers LLP, 610 Newport Center Drive, Newport Beach, California, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article 8. The date on which the closing occurs is referred to in this Agreement as the “Closing Date.” Notwithstanding anything to the contrary set forth in this Agreement, if (i) there exists an uncured Financing Failure on any scheduled Closing Date, (ii) such Financing Failure impedes the ability of Parent or Purchaser to obtain the Financing and pay for Company Shares in the Merger, and (iii) each of the conditions set forth in Article 8 shall otherwise have been satisfied or waived, then Purchaser shall be permitted to delay the Closing Date and the Effective Time for a period of up to ninety (90) days to permit such Financing Failure to be cured; provided, however, that notwithstanding any other provision of this Agreement, in the event Purchaser elects to delay the Closing Date pursuant to and in accordance with this Section 3.2, then each of Parent and Purchaser shall be deemed to have irrevocably waived all of the conditions set forth in Section 8.1.

3.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the CGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

3.4 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be amended and restated to conform to the Articles of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended as provided by law and such Articles of Incorporation; provided, that such Articles of Incorporation shall contain such provisions as are necessary to give full effect to the exculpation, indemnification and advancement of expenses provided for in Section 7.7 hereof and Article I of the Articles of Incorporation of the Surviving Corporation shall read as follows: “The name of the corporation is Actel Corporation.”

(b) Unless otherwise determined by Parent prior to the Effective Time, the Bylaws of the Surviving Corporation shall be amended and restated at the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter amended as provided by Law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

3.5 Directors and Officers. The directors of Purchaser immediately prior to the Effective Time shall become the initial directors of the Surviving Corporation at the Effective Time, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, and, except as determined by Parent or Purchaser prior to the Effective Time, the officers of Purchaser immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation at the Effective Time, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. All outstanding and unvested Company Stock Options held by the non-employee directors of the Company under 2003 Director Stock Option Plan, as amended, shall be accelerated by the Company and become exercisable in full immediately prior to the effectiveness of the resignation or termination of such non-employee directors and, to the extent not exercised prior to the Effective Time, shall be treated as Terminating Options under Section 3.7(b) hereof.

3.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities:

(a) Each Company Share issued and outstanding immediately prior to the Effective Time (other than any Company Shares described in Section 3.6(b) and any Dissenting Company Shares) shall be canceled and shall be converted automatically into the right to receive an amount in cash, without interest, equal to the Per Share Amount (the “Merger Consideration”) payable to the holder of such Company Share, upon surrender, in the manner provided in Section 3.9. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be adjusted to the extent appropriate (taking into account any prior adjustments pursuant to Section 2.1(j)) for all purposes of this Article 3.

(b) Each Company Share held in the treasury of the Company and each Company Share owned directly by Purchaser or Parent immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made and no consideration of any kind shall be delivered with respect thereto, and each Company Share held by any direct or indirect wholly owned subsidiary of Parent or Company (other than Purchaser) shall remain outstanding, except that the number of such Company Shares shall be adjusted in the Merger to maintain relative ownership percentages).

(c) Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

3.7 Company Stock Options; Company RSUs; Company SARs.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Company Stock Options, each Company Stock Option outstanding immediately prior to the Effective Time that is held by a Continuing Employee or Continuing Service Provider (a “Continuing Option”) will be assumed by Parent. Each Continuing Option assumed by Parent will continue to have, and be subject to the same terms and conditions of such option immediately prior to the Effective Time, including the vesting restrictions, except for administrative changes that are not adverse to the holder of the Continuing Option or to which the holder consents and except that (i) each Continuing Option will be exercisable for a number of shares of common stock of Parent (the “Parent Common Stock”) equal to the product of the number of Company Shares that would be issuable upon exercise of the Continuing Option outstanding immediately prior to the Effective Time multiplied by a quotient obtained by dividing (A) the Merger Consideration by (B) the average closing price of Parent Common Stock on Nasdaq for the five trading days immediately preceding (but not including) the Effective Time (the “Exchange Ratio”), rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the Parent Common Stock issuable upon exercise of such assumed Continuing Option will be equal to the quotient determined by dividing the per share exercise price for such Continuing Option outstanding immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent, and (iii) all references to the “Company” in the applicable Company Stock Option Plans and the stock option agreements will be references to Parent. It is the intention of the parties that each Company Stock Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Stock Option qualified as an incentive stock option prior to the Effective Time.

(b) By virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Company Stock Options, each Company Stock Option that is outstanding immediately prior to the Effective Time that is not a Continuing Option (a “Terminating Option”) shall in each case be cancelled at the Effective Time. Each Terminating Option that is vested and exercisable at the Effective Time (after giving effect to any accelerated vesting occurring in connection with the Transactions and/or the holder’s termination of employment on or prior to the Effective Time) and has a per-share exercise price that is less than the Merger Consideration shall be converted automatically into the right to receive, as soon as practicable after the Effective Time, an amount in cash determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable per-share exercise price of such Terminating Option by (y) the number of Company Shares subject to such Terminating Option, less all applicable deductions and withholdings required by law to be withheld in respect of such payment. Terminating Options that are not vested and exercisable at the Effective Time (after giving effect to any accelerated vesting referred to above) shall be automatically cancelled for no consideration at the Effective Time.

(c) Effective as of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or the holders of Company RSUs, each outstanding Company RSU that is then outstanding, unvested and held by a Continuing Employee or Continuing Service Provider (a “Continuing RSU”) will be assumed by Parent. Each Continuing RSU assumed by Parent will continue to have and be subject to, the same terms and conditions of such Company RSU immediately prior to the Effective Time, including the vesting restrictions, except for administrative changes that are not adverse to the holder of the Continuing RSU or to which the holder consents and except that (i) each Company RSU shall cover a number of shares of Parent Common Stock equal to the product of the number of Company Shares that would be issuable under the Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) all references to the “Company” in the applicable Company Stock Option Plans and restricted stock unit agreements will be references to Parent. Each Company RSU (or any portion thereof) that vests and becomes settlable by its terms at the Effective Time will not be assumed but will instead be converted into the right to receive, in exchange for the cancellation of such Company RSU (or portion thereof), an amount in cash, without interest, equal to the Merger Consideration multiplied by the number of shares of Company Common Stock subject to such Company RSU (or settlable portion thereof) immediately prior to the Effective Time. Any such payment shall be subject to all applicable Tax withholding requirements.

(d) By virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Company RSUs, each Company RSU that is outstanding immediately prior to the Effective Time that is not a Continuing RSU (a “Terminating RSU”) shall in each case be cancelled at the Effective Time. Each holder of a Terminating RSU that is vested at the Effective Time (after giving effect to any accelerated vesting occurring in connection with the Transactions and/or the holder’s termination of employment on or prior to the Effective Time) shall be eligible to receive as soon as practicable after the Effective Time (or, to the extent required in order to avoid the holder becoming subject to any Tax, penalty or interest under Section 409A of the Code, the earliest payment date provided for in the terms and conditions of the Terminating RSU) an amount in cash (without interest) equal to (A) the Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to each Terminating RSU, less all applicable deductions and withholdings required by Law to be withheld in respect of such payment. Terminating RSUs that are not vested at the Effective Time shall be automatically cancelled for no consideration at the Effective Time. If the payment for any vested Terminating RSU cannot be made as soon as practicable after the Effective Time without triggering any Tax, penalty or interest under Section 409A of the Code, the Company shall use reasonable efforts to provide prior to the Effective Time to Parent with a written schedule specifically identifying the applicable payment date for each such Terminating RSU that complies with the payment rules under Section 409A of the Code.

(e) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Company SARs, each Company SAR outstanding immediately prior to the Effective Time that is held by a Continuing Employee or Continuing Service Provider (a “Continuing SAR”) will be assumed by Parent. Each Continuing SAR assumed by Parent will continue to have, and be subject to the same terms and conditions of such Continuing SAR immediately prior to the Effective Time, including the vesting restrictions, except for administrative changes that are not adverse to the holder of the Continuing SAR or to which the holder consents and except that (i) each Continuing SAR will cover a number of shares of Parent Common Stock equal to the product of the number of Company Shares that are subject to the Continuing SAR outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price of such assumed Continuing SAR will be equal to the quotient determined by dividing the per share exercise price for such Continuing SAR outstanding immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent, and (iii) all references to the “Company” in the applicable Company Stock Option Plans and the stock appreciation rights agreements will be references to Parent.

(f) By virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Company SARs, each Company SAR that is outstanding immediately prior to the Effective Time that is not a Continuing SAR (a “Terminating SAR”) shall in each case be cancelled at the Effective Time. Each Terminating SAR that is vested and exercisable at the Effective Time (after giving effect to any accelerated vesting occurring in connection with the Transactions and/or the holder’s termination of employment on or prior to the Effective Time) and has a per-share exercise price that is less than the Merger Consideration shall be converted automatically into the right to receive, as soon as practicable after the Effective Time, an amount in cash determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable per-share exercise price of such Terminating SAR by (y) the number of Company Shares subject to such Terminating SAR, less all applicable deductions and withholdings required by law to be withheld in respect of such payment. Terminating SARs that are not vested and exercisable at the Effective Time (after giving effect to any accelerated vesting referred to above) shall be automatically cancelled for no consideration at the Effective Time.

(g) The rights of participants in the ESPP with respect to any offering period underway immediately prior to the Effective Time under the ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. After the date of this Agreement, no new participants shall be permitted to enroll in the ESPP, no participant may increase the rate of his or her participation in the ESPP from the level in effect on the date of this Agreement, and no new offering or purchase period shall commence under the ESPP.

(h) Prior to the Acceptance Time, the Company shall timely provide notice (in a form reasonably satisfactory to Parent) to each holder of an outstanding award granted pursuant to any Company Stock Option Plan, as well as each participant in the ESPP, describing the treatment of such award and/or plan, as the case may be, in accordance with this Section 3.7. Prior to the Effective Time, the Company shall timely take (or cause there to be taken, as the case may be) such actions, shall obtain such consents, and adopt (or cause there to be adopted) any amendments of any Company Stock Option Plan and any awards thereunder, as well as the ESPP, as may be necessary to effect the transactions and terminations contemplated by this Section 3.7.

(i) Parent shall use its reasonable best efforts to prepare and file with the SEC as soon as reasonably practicable, but in no event later than ten (10) business days, following the Effective Time a registration statement on Form S-8 (to the extent available) with respect to the Parent Common Stock subject to such Continuing Options, Continuing SARs and Continuing RSUs. It is intended that the assumption of the Continuing Options, Continuing SARs and Continuing RSUs assumed by Parent shall comply with Sections 409A and 424 of the Code and this Section 3.7 shall be construed consistent with such intent.

3.8 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and that are held of record by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have properly exercised dissenters’ rights in accordance with Chapter 13 of the CGCL (collectively, the “Dissenting Company Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders shall be entitled to receive payment of the “fair market value” of such Dissenting Company Shares held by them in accordance with the provisions of such Chapter 13, except that all Dissenting Company Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Chapter 13 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.9, of the certificate or certificates that formerly evidenced such Dissenting Company Shares.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments, notices, petitions, or other communication received from shareholders or provided to shareholders by Company with respect to any Dissenting Company Shares or shares claimed to be Dissenting Company Shares, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CGCL. Payment of any amount payable to the holders of

Dissenting Company Shares shall be the obligation of Company. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.9(a) to pay for Dissenting Company Shares shall be returned to Parent upon demand.

3.9 Surrender of Company Shares; Stock Transfer Books.

(a) Prior to the Effective Time, Purchaser shall designate a bank or trust company to act as paying agent (the “Paying Agent”) for the payment of funds to which holders of Company Shares shall become entitled pursuant to Section 3.6(a). From time to time after the Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate amount payable pursuant to Section 3.6(a). In the event the amounts deposited with the Paying Agent shall be insufficient to make all such payments, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the deficiency in the amount of funds required to make such payments. The Paying Agent shall make payment of the funds to holders of Company Shares in accordance with this Section 3.9. Such funds shall be invested by the Paying Agent as directed by Parent or (after the Effective Time) the Surviving Corporation, and any and all interest earned on the funds shall be paid by the Paying Agent to Parent or (after the Effective Time) the Surviving Corporation. The Surviving Corporation shall bear and pay all charges and expenses, including those of Paying Agent, incurred in connection with the payment of funds to holders of Company Shares.

(b) Promptly after the Effective Time, Parent and the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Company Shares entitled to receive the Merger Consideration pursuant to Section 3.6(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Company Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to promptly receive in exchange therefor the Merger Consideration for each Company Share formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. The Merger Consideration paid in accordance with this Agreement upon the surrender for exchange of Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares theretofore represented by such Certificates.

(c) At any time following the end of the ninth month after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Company Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation and Parent (subject to applicable abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Company Share for any Merger Consideration properly delivered in respect of such Company Share to a public official pursuant to any abandoned property, escheat or other similar law.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided herein or by applicable law.

(e) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against claims that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, pursuant to this Agreement.

3.10 Withholding Rights. Each of Purchaser, Parent, the Surviving Corporation or the Paying Agent, and their respective agents, shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the treasury regulations promulgated thereunder (“Treasury Regulations”), or any provision of state, local, foreign or other Tax law. To the extent that amounts are so deducted, withheld and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made.

3.11 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (ii) otherwise carry out the provisions of this Agreement, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

4. Representations and Warranties of the Company.

Except (i) as set forth in the SEC Reports filed by the Company with the SEC between January 3, 2010 and the date hereof (other than any “risk factor” disclosure or any other forward looking statements set forth therein), or (ii) as disclosed in a document of even date herewith delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement and referring by section or sub-section number to the representations and warranties in this Agreement (the “Disclosure Letter”) (provided that an item disclosed pursuant to any Section of this Agreement shall be deemed to have been disclosed for each other Section of this Agreement to the extent the relevance of such disclosure to such other Section of this Agreement is reasonably apparent to a reasonable person in the circumstances), the Company hereby represents and warrants to Parent and Purchaser as follows:

4.1 Organization and Qualification; Company Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.

(b) Section 4.1(b) of the Disclosure Letter contains a complete and accurate list of the name, and jurisdiction of organization of each subsidiary of the Company (each a “Company Subsidiary”). Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where the failure, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.

(c) Other than in Company Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

4.2 Articles of Incorporation and Bylaws.

(a) The Company has heretofore made available to Purchaser a complete and correct copy of the Articles of Incorporation and the Bylaws, each as amended to date, of the Company. Such Articles of Incorporation and Bylaws are in full force and effect. The Company is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

(b) The Company has heretofore made available to Purchaser a complete and correct copy of the Articles of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of each material Company Subsidiary. Such Articles of Incorporation, Bylaws or equivalent organizational documents are in full force and effect. To the knowledge of the Company, no Company Subsidiary is in violation of any of the provisions of its Articles of Incorporation, Bylaws or equivalent organizational documents.

4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 55,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $0.001 par value per share (“Company Preferred Stock”), 500,000 shares of which Company Preferred Stock have been designated as Series A Participating Preferred Stock, $0.001 par value per share (“Series A Preferred Stock”).

(b) As of September 30, 2010:

(i) 25,916,764 shares of Company Common Stock were issued and outstanding (including Company Common Stock held in the treasury of the Company), with one Company Right associated with each share of Company Common Stock;

(ii) no shares of Company Common Stock were held in the treasury of the Company;

(iii) no shares of Company Common Stock were held by any Company Subsidiary;

(iv) 5,153,974 shares of Company Common Stock were subject to outstanding Company Stock Options, of which Company Stock Options to purchase 4,333,124 shares of Company Common Stock were exercisable;

(v) 328,869 Company RSUs were outstanding;

(vi) 1,399,650 shares of Company Common Stock were subject to Company SARs, of which 61,767 Company SARs were exercisable;

(vii) no shares of Company Preferred Stock or Series A Preferred Stock were issued or outstanding;

(viii) 6,519,680 shares of Company Common Stock were authorized for issuance pursuant to the ESPP, of which a maximum of 84,400 shares of Company Common Stock will be issued with respect to the purchase period in effect under the ESPP on the date of this Agreement (based on the current terms of the ESPP and expected ESPP contributions for such period); and

(ix) all outstanding Company Shares are validly issued, fully paid and nonassessable and are issued free of any preemptive rights.

(c) Except as set forth above and except for changes since September 30, 2010 resulting from the exercise of Company Stock Options or Company SARs or vesting of Company RSUs outstanding on such date, there are no outstanding (i) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary, (ii) shares of capital stock of or other voting securities or ownership interests in the Company or any Company Subsidiary, or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”).

(d) All Company Shares subject to issuance as aforesaid in Section 4.3(c), upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights. There are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party with respect to the voting of any capital stock of, or other equity interest in, the Company or any Company Subsidiary.

(e) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any capital stock of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person, other than Tax withholdings and exercise price settlements upon the exercise of Company Stock Options or Company SARs or vesting of Company RSUs. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of any preemptive rights, and each such share is owned by the Company or a Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights.

(f) Section 4.3(f) of the Disclosure Letter sets forth a listing of (i) all equity plans of the Company (including all Company Stock Option Plans); (ii) all outstanding Company Stock Options, Company SARs and Company RSUs, and as of September 30, 2010; (iii)

the date of grant and name of holder of each Company Stock Option and the vesting schedule, the date of grant and name of holder of each Company SAR and the vesting schedule, and the date of grant and name of holder of each Company RSU and the vesting schedule (in each case, such vesting schedule to include any performance-based vesting requirements applicable to the award and the relevant performance period); (iv) with respect to Company Stock Options and Company SARs, the portion of which that is vested as of September 30, 2010 and if applicable, the exercise price therefor, (v) the date upon which each Company Stock Option and Company SAR would normally be expected to expire absent termination of employment or other acceleration, and (vi) with respect to Company Stock Options, whether or not such Company Stock Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. Each grant of a Company Stock Option and Company SAR was duly authorized no later than the date on which the grant of such Company Stock Option or Company SAR was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents. The ESPP was duly authorized prior to the date any award or right was granted thereunder by all necessary corporate action, including, as applicable, approval by the Company Board and shareholder approval by the necessary number of votes or written consents. Each Company Stock Option, each Company SAR and each Company RSU was granted in accordance with the terms of the applicable Company Stock Option Plan and all other applicable Law and the per share exercise price of each Company Stock Option and Company SAR was not less than the fair market value of a Company Share on the applicable Grant Date. Each award or right granted under the ESPP was granted in accordance with the terms of the ESPP and all other applicable Law. No Company Stock Option, Company SAR or Company RSU is subject to any Tax, penalty or interest under Section 409A of the Code. No award has been granted, or is currently outstanding, under any Company Stock Option Plan other than the Company Stock Options, Company SARs and Company RSUs. No Company Stock Option, Company SAR or Company RSU has been granted, or is currently outstanding, other than Company Stock Options, Company SARs and Company RSUs granted under the 1986 Equity Incentive Plan, 1995 Employee and Consultant Stock Plan, 2003 Director Stock Option Plan, each as amended, and any plans under which awards assumed by the Company in a merger or acquisition are still outstanding (such plans, the “Company Stock Option Plans”). The Company has no obligations under or with respect to the ESPP other than as to rights outstanding under the ESPP as to the purchase period in effect thereunder as of the date of this Agreement.

4.4 Authority Relative to this Agreement.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject in the case of the Merger to obtaining the Required Shareholder Vote, if required, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the Required Shareholder Vote, if and to the extent required by applicable Law, and the filing of appropriate merger documents as required by the CGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Company Board, at a meeting duly called and held on October 2, 2010, at which all of the directors of the Company were present, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including each of the Offer and the Merger (collectively, the “Transactions”), are advisable, fair to, and in the best interests of the Company and holders of Company Shares, (ii) approved this Agreement, the Tender and Support Agreement and the Transactions (such approval having been made in accordance with the CGCL) for all purposes, including for purposes of the Company Rights Agreement, and (iii) recommended that the holders of Company Shares accept the Offer and tender Company Shares pursuant to the Offer, and to the extent required by applicable Law, approve this Agreement and the Transactions. A true and complete copy of any resolutions of the Company Board reflecting any approvals referred to in the preceding sentence has been made available to Parent prior to the execution of this Agreement.

4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Articles of Incorporation or Bylaws or equivalent organizational documents of the Company or any Company Subsidiary, (ii) subject to obtaining the Company Required Approvals and, in the case of the Merger, the Required Shareholder Vote, if required, conflict with or violate any U.S. or non-U.S. law, including any statute, ordinance, regulation, rule, code, constitution or executive order of a Governmental Authority of competent jurisdiction (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) subject to obtaining the consents that are required to be listed in Section 4.5(a) of the Disclosure Letter, result in any breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, or (except with respect to Company Stock Options, Company RSUs, Company SARs and the ESPP in connection with the treatment of such awards and plan under Section 3.7) give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, or result in the loss of a material benefit under any Company Material Contract or material Permit to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of any of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to (x) prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or (y) have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority of competent jurisdiction, except (i) for (x) applicable requirements, if any, of the Securities Act, the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”), (y) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and similar requirements in foreign countries regarding antitrust or competition matters, and (z) filing of appropriate merger documents as required by the CGCL (collectively, the “Company Required Approvals”), and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to (x) prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or (y) have a Material Adverse Effect.

4.6 Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, certifications, approvals and orders of any Governmental Authority of competent jurisdiction, including with respect to any Environmental Laws, necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened, and there have occurred no defaults under, violations of, or events giving rise to a right of termination, amendment or cancellation of any such Permits (with or without notice, the lapse of time or both), except where the failure to have, or the suspension or cancellation of any of the Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Company Subsidiary is, and neither the Company nor any Company Subsidiary since January 6, 2008 has been, in conflict with, or in default, breach or violation of, (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (ii) any material Permit to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has, since January 6, 2008, received any written notice from any Governmental Authority of competent jurisdiction alleging that it is not in compliance in all material respects with any Law, except for those instances where such non-compliance has been resolved in all material respects.

4.7 SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports and other documents required to be filed by it with the SEC since January 22, 2008 (such documents filed since January 22, 2008, and those filed by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments thereof, the “SEC Reports”). Each SEC Report (x) complied, or if filed subsequent to the date of the Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, and (y) did not, at the time it was filed (or, if amended prior to the date hereof, as of the date of such amendment), contain, or if filed after the date hereof at the time of the filing will not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary has been or is required to file any form, report or other document with the SEC.

(b) (i) Each of the audited consolidated financial statements contained in the SEC Reports (collectively, the “Audited Company Financial Statements”) (A) has been, or will be, as the case may be, prepared from and in accordance with and accurately reflect the books and records of the Company and its consolidated Company Subsidiaries in all material respects, (B) complied, or will comply, as the case may be, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and published rules and regulations of the SEC with respect thereto, (C) was, or will be, as the case may be, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (D) fairly presents, or will fairly present, as the case may be, in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein. (ii) The unaudited consolidated financial statements contained in the SEC Reports (such unaudited consolidated financial statements together with the Audited Company Financial Statements, the “Company Financial Reports”) (A) has been, or will be, as the case may be, prepared from and in accordance with and accurately reflect the books and records of the Company and its consolidated Company Subsidiaries in all material respects, (B) was, or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as noted therein and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), and (C) fairly presents, or will fairly present, as the case may be, in all material respects the consolidated financial position and results of operations of the Company and its consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject to normal and recurring year-end adjustments).

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Company Subsidiaries as of July 4, 2010, including the notes thereto (the “July 2010 Balance Sheet”), neither the Company nor any Company Subsidiary has any liability, commitment, contingency or obligation of a nature required by GAAP to be disclosed on a consolidated balance sheet of the Company, except for (i) liabilities, commitments, contingencies and obligations incurred in the ordinary course of business consistent with past practice since the date of the July 2010 Balance Sheet, (ii) liabilities, commitments, contingencies and obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (iii) liabilities, commitments, contingencies and obligations incurred in connection with the transactions contemplated hereby or as required by this Agreement.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the SEC Reports, and the statements contained in such certifications are true and correct. For purposes of this Section 4.7(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. The Company is in compliance in all material respects with SOX.

(e) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other of the SEC Reports.

(f) The Company maintains a system of internal controls over financial reporting and accounting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g) The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(h) The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended January 3, 2010, and such assessment concluded that such controls were effective. The Company has disclosed to the Company’s outside auditors and the audit committee of the Company (and made copies of such disclosures available to Parent) (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and (C) any written claim or allegation of any of the foregoing. The Company has not received from its independent auditors any oral or written notification of a (i) “reportable condition” or (ii) “material weakness” in the Company’s internal controls. For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.

(i) The Company has furnished Parent with copies of all comment letters received by the Company from the SEC since January 22, 2008, relating to the Company’s SEC Reports and all responses of the Company thereto. There are no outstanding unresolved issues with respect to the Company or the SEC Reports noted in comment letters or other correspondence received by the Company or its attorneys from the SEC, and there are no pending (i) formal or, to the knowledge of the Company, informal investigations of the Company by the SEC or (ii) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board. To the knowledge of the Company, there has been no material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. No current or former attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(j) To the knowledge of the Company, no employee of the Company or any of the Company Subsidiaries has provided or is providing information to any law enforcement agency regarding the possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of SOX.

(k) The Company has heretofore furnished to Parent complete and correct copies of all material amendments and material modifications that have not been filed by the

Company with the SEC to all Contracts, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

4.8 Absence of Certain Changes or Events. Since the date of the July 2010 Balance Sheet through the date of this Agreement, except as contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course consistent with past practice. Since the date of the July 2010 Balance Sheet through the date of this Agreement, (i) there has not been any event, condition, circumstance, development, change or effect, having, or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) none of the Company or any of the Company Subsidiaries has taken any action that if taken between the date hereof and the Effective Time would constitute a material breach of Section 6.1 (other than paragraphs (b), (m), (n), (o), (p), (q) and (r)).

4.9 Absence of Litigation. There is no Action (or arbitration or mediation by or before any Governmental Authority) pending, and to the knowledge of the Company, there is (a) no inquiry or investigation into any potential Action pending or (b) no Action (or arbitration or mediation by or before any Governmental Authority) threatened, in each case, against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary that (i) would reasonably be expected to prevent or materially delay beyond the Outside Date the consummation of the Transactions or (ii) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is subject to any consent decree, settlement agreement or similar written agreement between the Company and any Governmental Authority of competent jurisdiction that is materially adverse to the Company, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority of competent jurisdiction, in each case, that would reasonably be expected to (x) prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or (y) have a Company Material Adverse Effect.

4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Disclosure Letter lists all Plans. The “Plans” shall mean (in each case, whether written or unwritten): (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all material employment, termination or severance Contracts to which the Company or any ERISA Affiliate is a party (except for Contracts that provide for employment that is terminable at will and without material cost or material liability to the Company or any Company Subsidiary, unless any such Contract constitutes a Company Material Contract), with respect to which the Company or any ERISA Affiliate has or could have any obligation or that are maintained, contributed to or sponsored by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer or director of the Company or any ERISA Affiliate (other than any plans or arrangements required by applicable Law), (ii) each employee benefit plan for which the Company or any ERISA Affiliate could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any ERISA Affiliate could incur liability under Section 4212(c) of ERISA, and (iv) any material consulting Contracts, arrangements or understandings between the Company or any Company Subsidiary and any natural person consultant of the Company or any Company Subsidiary (except for consulting contracts that are terminable without material cost or material liability to the Company or any Company Subsidiary) unless any such Contract constitutes a Company Material Contract, (all Plans, excluding Plans not subject to U.S. Law, the “US Plans”). The Company has made available to Purchaser a true and complete copy of each Plan or form of Plan, as permitted by this Section 4.10 (or a written description of any Plan that is not set forth in a written document), and has made available to Purchaser a true and complete copy of each material document, if any, prepared in connection with each such Plan (except for (i) individual written Company Stock Option, Company SAR agreements, and Company RSU agreements, in which case only forms of such agreements have been made available, unless such individual agreements materially differ from such forms and (ii) employment and consulting Contracts for employees hired and based in locations outside the U.S. and consultants who are natural persons employed or based in locations outside the U.S., in which case only forms of such agreements has been made available, unless such individual agreements materially differ from such forms), including as applicable (i) a copy of each trust or other funding arrangement, (ii) each most recent summary plan description and summary of material modifications, (iii) annual reports on Internal Revenue Service (“IRS”) Form 5500 for the most recent three (3) plan years, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan. Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual other than in the ordinary course of business, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable law.

(b) None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), a “multiple employer plan” (within the meaning of Section 413(c) of the Code) (a “Multiple Employer Plan”), a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or, except as set forth on Section 4.10(b) of the Disclosure Letter, a plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA (any such Plans other than Multiemployer Plans, a “Title IV Plan”). The present value of each Title IV Plan’s benefit liabilities, determined in accordance with actuarial assumptions consistent with those prescribed by Section 412 and 430 of the Code and Section 302 and 303 of ERISA, does not exceed the fair market value of all plan assets allocable to such liabilities under Title IV of ERISA. No Title IV Plan has failed to satisfy the minimum funding standard (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Title IV Plan, and no Title IV Plan has filed an application for a waiver of the minimum funding standard with respect to the Title IV Plan. None of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates the Company or any Company Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any Transaction, or (iii) obligates the Company or any Company Subsidiary to make any payment or provide any benefit in connection with a “change in ownership or effective control,” within the meaning of such term under Section 280G of the Code, or in connection with an event directly or indirectly related to such a change. None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable state or foreign law.

(c) Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. The Company and the Company Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the knowledge of the Company, there is no material default or material violation by any party to, any Plan. No Action (or arbitration or mediation by or before any Governmental Authority) is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than routine claims for benefits in the ordinary course of business) and to the knowledge of the Company, no fact or event exists that is reasonably likely to give rise to any such Action which would reasonably be expected to result in material liability to the Company or any of its ERISA Affiliates.

(d) Each US Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination, notification or advisory letter from the IRS covering all of the provisions applicable to the US Plan for which such letters are currently available that the US Plan is so qualified, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan or volume submitter plan, and each trust established in connection with any US Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan or volume submitter plan. No Company capital stock is used as a funding vehicle or otherwise permitted as an investment option (other than via a personal brokerage or similar account) with respect to any US Plan that is intended to be qualified under Section 401(a) of the Code.

(e) There has not been any material prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) with respect to any US Plan. Neither the Company nor any ERISA Affiliate has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan and no fact or event exists that could give rise to any such liability. There are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by the IRS, the United States Department of Labor, or other Governmental Authority of competent jurisdiction with respect to any Plan.

(f) All contributions, premiums or payments required to be made with respect to any US Plan have been made on or before their due dates, except as would not result in material liability to the Company and the Company Subsidiaries, All such contributions are or were fully deductible for federal income tax purposes in all material respects and no such deduction has been challenged or disallowed by any Governmental Authority of competent jurisdiction and, to the knowledge of the Company, no fact or event exists that would reasonably be expected to give rise to any such challenge or disallowance, in each case, except as would not result in material liability to the Company or the Company Subsidiaries.

(g) Each Plan that provides any compensation that is deferred compensation within the meaning of Section 409A of the Code complies in all material respects with Section 409A of the Code so as to avoid any Tax, penalty or interest thereunder.

(h) The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company and the Company Subsidiaries or pursuant to other arrangements with the Company and the Company Subsidiaries, including the Plans, to holders of Company Common Stock and other securities of the Company (the “Covered Securityholders”) (with all such plans and arrangements being collectively referred to as the “Company Arrangements”). All such amounts payable under the Company Arrangements (i) have been or are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (ii) were not, and are not, calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The adoption, approval, amendment or modification of each Company Arrangement has been or will be approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d–10(d)(2) under the Exchange Act and the instructions thereto and the “safe harbor” provided pursuant to Rule 14d–10(d)(2) is or will otherwise be applicable thereto as a result of the taking prior to the Expiration Date of all necessary actions by the Company Board, the Compensation Committee of the Company Board (the “Company Compensation Committee”) or its independent directors. No such payment has been made or any such benefit provided, and neither the Company nor any Company Subsidiary is obligated to make any such payment or provide any such benefit (absent such requisite and timely approval in order for the “safe harbor” provided pursuant to Rule 14d-10(d)(2) to apply to such payment or benefit), that could cause Rule 14d-10 to be violated in connection with the transactions contemplated by this Agreement.

(i) Except as set forth on Section 4.10(i) of the Disclosure Letter, no Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States (any such Plan, a “Non-US Plan”). With respect to any Non-US Plans, (A) all Non-US Plans have been established, maintained and administered in compliance in all material respects with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling Governmental Authority, (B) all Non-US Plans that are required to be funded are fully funded, and with respect to all other Non-US Plans, adequate reserves therefor have been established on the July 2010 Balance Sheet, and (C) no material liability or obligation of the Company or the Company Subsidiaries exists with respect to such Non-US Plans that has not been disclosed on Section 4.10(i) of the Disclosure Letter.

4.11 Labor and Employment Matters.

(a) Since January 6, 2008, there have been no Actions (or any arbitrations or mediations before any Governmental Authority) between the Company or any Company Subsidiary and any of their respective present or former employees or independent contractors that could result in material liability or legal costs to the Company. There are no Actions (or any arbitrations or mediations before any Governmental Authority) or material controversies pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective present or former employees or independent contractors that could result in material liability or legal costs to the Company.

(b) Neither the Company nor any Company Subsidiary is a named party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by the Company or any Company Subsidiary; to the knowledge of the Company, none of the employees or independent contractors of the Company or any Company Subsidiary is represented by any union, works council, or any other labor organization; and, to the knowledge of the Company, there are no activities or proceedings of any labor union, work council or other labor organization to organize any employees or independent contractors of the Company or any Company Subsidiary.

(c) There are no grievances filed pursuant to any collective bargaining agreement, work council agreement or other labor contract currently pending against the Company or any Company Subsidiary; and (ii) there are no unfair labor practice complaints pending, or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction, or any current union representation questions involving employees of the Company or any Company Subsidiary.

(d) All individuals who are or were performing consulting or other services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be in accordance with all applicable Laws, except where misclassification would not reasonably result in material liability to the Company or any Company Subsidiary.

(e) All U.S. based individuals who are or were performing services for the Company or any Company Subsidiary as employees have been correctly classified by the Company or the Company Subsidiary in regard to such employee’s classification for purposes of exemption status, except where misclassification would not reasonably result in material liability to the Company or any Company Subsidiary.

(f) There is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary. No consent of any labor union is required to consummate any of the Transactions. There is no obligation to inform, consult or obtain consent in advance of or simultaneously with the Transactions of any works council, employee representatives or other representative bodies in order to consummate the Transactions.

(g) The Company has made available to Purchaser a list, as of the date hereof, of (i) each employee and natural person consultant that provides services to the Company or any Company Subsidiary and the city and state in which each such employee and consultant is based and primarily performs his or her duties or services; and (ii) for each such employee, that person’s position or title, annual base salary or wages, status as “exempt” or “non-exempt” from applicable wages and hour laws, visa status (as applicable) and date of hire. The Company has made available to Purchaser a true and correct copy of all material written employment and consulting contracts of each employee who is reasonably expected to be provided with annual base salary greater than $200,000 for services as an employee in the U.S. or greater than the equivalent of $100,000 for services as an employee outside the U.S., or each natural person consultant who is reasonably expected to be provided with an annual expected compensation that is greater than $500,000 for services as an independent contractor that provides services to the Company or any Company Subsidiary. No officer or employee holding the position of director or above has advised the Company or any Company Subsidiary in writing of his or her intention to terminate his or her relationship or status as an employee or consultant of the Company or the Company Subsidiary for any reason, including because of the consummation of the transactions contemplated by this Agreement and, except as set forth on Section 4.11(g)-1 of the Disclosure Schedules, the Company and the Company Subsidiaries have no plans or intentions to terminate any such employee or consultant. Section 4.11(g)-2 of the Disclosure Schedules sets forth a complete and accurate list of all offers of employment or independent contractor status with the Company or any Company Subsidiary that are outstanding to any natural person who is reasonably expected to be provided for services as an employee in the U.S. with a target annual base salary that is greater than $200,000, for services as an employee outside the U.S. with a target base salary that is greater than the equivalent of $100,000, or for services as independent contractor with target annual compensation that is greater than $500,000.

(h) To the knowledge of the Company, no key employee, officer or director of the Company or any Company Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non competition or proprietary rights agreement, that in any way materially and adversely affects (i) the performance of his or her duties as an employee, officer or director of the Company or the Company Subsidiary, or (ii) the ability of the Company or any Company Subsidiary to conduct its business. To the knowledge of the Company, no employee, officer or director of the Company or any Company Subsidiary is in violation, in any material respect, or has been accused of being in violation, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non competition agreement or restrictive covenant to a former employer.

(i) The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, equal employment opportunity, occupational health and safety, immigration, individual and collective consultation, notice of termination, and redundancy, and are not materially liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. There is no charge or other Action pending or, to the knowledge of the Company, threatened before the U.S. Equal Employment Opportunity Commission (the “EEOC”), any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of the Company or any Company Subsidiary that would reasonably be expected to result in material liability to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices. Since January 6, 2008, neither the Company nor any Company Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to the Company or any Company Subsidiary, and to the knowledge of the Company, no such investigation or inquiry is in progress. The employment of those employees of the Company and the Company Subsidiaries who have been hired and based in the U.S. is terminable at will without material cost or material liability to the Company or any Company Subsidiary, except for amounts earned prior to the time of termination.

(j) During the three years preceding the date of this Agreement, neither the Company nor any Company Subsidiary has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) (or any similar and applicable state, local or foreign Law)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Company Subsidiary or (ii) a “mass layoff” (as defined in the WARN Act (or any similar and applicable state, local or foreign Law)) affecting any site of employment or facility of the Company or any Company Subsidiary, except in such cases in which the Company complied in all material respects with the requirements of the WARN Act (or any similar and applicable state, local or foreign Law).

(k) Neither the Company nor any Company Subsidiary is a party to any Contract with (i) any U.S. based director, manager, employee, or independent contractor of the Company or any Company Subsidiary that obligates the Company or any Company Subsidiary to pay or provide to such person any severance or acceleration of vesting of any equity rights or benefits upon either a termination of such person’s employment or consulting relationship with the Company or any Company Subsidiary, or upon a change in control of the Company or any Company Subsidiary; or (ii) any non-U.S. based director, manager, employee, or independent contractor of the Company or any Company Subsidiary that provides for severance to such individual beyond what is statutorily required by applicable local law or acceleration of vesting of any equity rights or benefits upon either a termination of such person’s employment or consulting relationship with the Company or any Company Subsidiary, or upon a change in control of the Company or any Company Subsidiary. The Company estimates in good faith that, based on the assumptions set forth in Section 4.11(k) of the Disclosure Letter, the aggregate payments under the Amended and Restated Employee Retention Plan would not exceed the amount set forth in Section 4.11(k).

4.12 Offer Documents; Schedule 14D-9; Proxy Statement. Neither the Schedule 14D-9 nor any information supplied by the Company to Parent specifically for inclusion in the Offer Documents shall, at the times the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to shareholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting nor the information statement to be sent to such shareholders, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), if any, shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting that shall have become false or misleading. The Schedule 14D-9 and the Proxy Statement and the information supplied by the Company specifically for inclusion in the Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Purchaser or any of their Representatives specifically for inclusion in any of the Offer Documents, the Schedule 14D-9 or the Proxy Statement.

4.13 Property and Leases.

(a) The Company or one of the Company Subsidiaries owns, and has good title to, each of the tangible assets reflected as owned by the Company or the Company Subsidiaries on the July 2010 Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business and sales after the date of the July 2010 Balance Sheet of assets no longer required for the conduct of the Company’s business as presently conducted) in all material respects, free of any Liens other than (i) Liens for current Taxes, payments of which are not yet delinquent or are being contested in good faith and for which adequate reserves in accordance with GAAP have been established on the Company Financial Reports as adjusted in the ordinary course of business through the Effective Time; (ii) Liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business for sums not yet due and payable, (iii) security given in the ordinary course of business as of the Closing Date to any public utility, Governmental Authority or other statutory or public authority in connection with the assets of the Company or any Company Subsidiary; (iv) items which an inspection or survey of any tangible assets of the Company or the Company Subsidiaries would disclose and which do not materially detract from the value of such assets or materially interfere with the use or operation of such assets; (v) Liens imposed on the underlying fee interest in leased property which, to the Company’s knowledge, do not materially adversely affect the use of such leased property for its intended use, (vi) Liens that do not materially interfere with the use or operation of the property subject thereto and (vii) those matters of record set forth on Section 4.13(a) of the Disclosure Letter; provided, that no representation is made under this Section 4.13 with respect to Intellectual Property Rights. The Company and the Company Subsidiaries have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted, with only such exceptions as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. All of the machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries, including such assets located on the Company Leased Real Property, are in the condition and repair sufficient to conduct their respective businesses as currently conducted, with only such exceptions as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiaries own or previously owned any real property.

(c) Section 4.13(c) of the Disclosure Letter sets forth the address of each parcel of leased real property and a complete and accurate list of all leases of such real property (“Company Leased Real Property”) to which the Company or any Company Subsidiary is a party. Neither the Company nor any Company Subsidiary has received written notice of any condemnation, expropriation or other proceeding in eminent domain affecting the Company Leased Real Property or any portion thereof or interest therein, and to the knowledge of the Company, no such proceedings are threatened or proposed. Neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted to any other person any rights to use, occupy or possess any part of the Company Leased Real Property. Neither the Company nor any Company Subsidiary has collaterally assigned or granted any other security interest in the Company Leased Real Property.

4.14 Intellectual Property.

(a) Schedule of Registered IP. Section 4.14(a) of the Disclosure Letter contains a complete and accurate list of all Registered Company Intellectual Property, in each case listing, as applicable, (i) the name of the applicant/registrant or current owner, (ii) the jurisdiction where the application/registration is located (or, for Domain Names, the applicable registrar), and (iii) the application or registration number. Company and/or one of the Company Subsidiaries is listed in the records of the appropriate Governmental Authority as the sole owner of each item of Registered Company Intellectual Property.

(b) USPTO and Governmental Authority Actions. The Company is current in the payment of all registration, maintenance and renewal fees with respect to material Registered Company Intellectual Property. The Company has filed all currently or previously required affidavits, responses, recordations, certificates and other documents and taken all currently or previously required actions for the purposes of obtaining, maintaining, perfecting, preserving and renewing material Registered Company Intellectual Property and its validity and enforceability. There are no actions that must be taken for the purposes of obtaining, maintaining, preserving or renewing any material Registered Company Intellectual Property within sixty (60) days following the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any affidavits, responses, recordations, certificates or other documents. The Company and the Company Subsidiaries have complied with all applicable rules, policies, and procedures of the United States Patent and Trademark Office, United States Copyright Office, and any applicable foreign Governmental Authorities with respect to each material item of Registered Company Intellectual Property, to the extent that compliance affects the enforceability or validity of such Registered Company Intellectual Property.

(c) Trademarks. All material Trademarks included in the Registered Company Intellectual Property have been in use sufficient to maintain the registrability of such Trademarks.

(d) Rights to IP Ordered or Awarded. Neither the Company nor any Company Subsidiary is a party to or bound by any decree, judgment, order, or arbitral award that requires the Company or any Company Subsidiary to grant to any Third Party any license, covenant not to sue, immunity or other right with respect to any Owned Company Intellectual Property.

(e) No Proceedings. Since January 6, 2008, no Registered Company Intellectual Property is or has been involved in any interference, reissue, reexamination, opposition, cancellation or other proceeding, including any proceeding regarding invalidity or unenforceability, in the United States or any foreign jurisdiction, and, to the knowledge of the Company, no such action has been threatened in any written communication delivered to the Company or any Company Subsidiary.

(f) Trade Secrets. The Company and Company Subsidiaries have, in accordance with the applicable Law of each relevant jurisdiction, taken reasonable steps to protect their rights in and to the material Trade Secrets included in the Owned Company Intellectual Property, including, to the knowledge of the Company, by not making any disclosure of such Trade Secrets except under confidentiality obligations (other than former Trade Secrets intentionally publicly disclosed by the Company without confidentiality obligations in its reasonable business judgment). To the knowledge of the Company, there has been no misappropriation or unauthorized disclosure of any material Trade Secret included in the Owned Company Intellectual Property. The Company and Company Subsidiaries are in compliance in all material respects with and have not breached in any material respect any contractual obligations to protect the Trade Secrets of Third Parties in accordance with the terms of any Contracts relating to such Third Party Trade Secrets.

(g) Employees, Consultants, & Contractors. The Company and Company Subsidiaries have and use reasonable efforts to enforce policies generally requiring each employee, individual consultant and individual contractor who is involved in the development of any Company Products to execute proprietary information, confidentiality and assignment agreements that, to extent permitted by applicable Law, assign to the Company and/or a Company Subsidiary all

Intellectual Property and Intellectual Property Rights that are developed by the employees within the scope of their employment, and, with respect to consultants or contractors, assign or license to the Company and/or a Company Subsidiary all Intellectual Property and Intellectual Property Rights that are developed by the consultants or contractors in the course of performing services for the Company or any Company Subsidiaries (each, an “Employee IP Agreement”). All present and former employees, officers, individual consultants and individual contractors of the Company or any Company Subsidiary who have developed any material Intellectual Property that is a part of any Company Products have signed an Employee IP Agreement, in a form substantially similar to, or with provisions with substantially similar legal effect as the provisions of, one of the forms made available to Parent with respect to proprietary information, confidentiality, and assignment and licensing of Intellectual Property and Intellectual Property Rights. To the knowledge of the Company, no current or former employee, officer, consultant or contractor of the Company or any Company Subsidiary who have developed any Intellectual Property that is a part of any Company Products is in material default or material breach of any term of any Employee IP Agreement, non-disclosure agreement, assignment agreement, or similar Contract relating to Intellectual Property or Intellectual Property Rights entered into between such employee, officer, consultant or contractor and the Company or any Company Subsidiary in connection with such individual’s employment or other engagement with the Company or any Company Subsidiary. All assignments of registered Patents to the Company or any Company Subsidiary have been duly executed and recorded with the appropriate Governmental Authorities. No present or former employee, officer, individual consultant or individual contractor of the Company or any Company Subsidiary has any ownership, license or other right, title or interest, directly or indirectly, in whole or in part, in any Owned Company Intellectual Property (other than to the extent any such individual has a non-exclusive license to use Company Products in the ordinary course of business). No Intellectual Property or Intellectual Property Rights excluded or carved-out from any employee assignment contained in any Employee IP Agreement that is related to any Company Product or to any other aspect of the business of the Company or any Company Subsidiary (collectively, the “Employee Retained IP”) is included in (or claimed or purported to be included in) any Intellectual Property or Intellectual Property Rights included in any Company Products (other than Employee Retained IP that is generally available to the public under Open Source license terms or that is licensed by the Company from such employee).

(h) Enforceability, Validity of IP. To the knowledge of the Company, there are no facts or circumstances that would render invalid or unenforceable any of the material Intellectual Property Rights included in the Owned Company Intellectual Property (or provide any reasonable grounds therefor). To the knowledge of the Company, there are no facts or circumstances that would adversely affect, limit, restrict, impair, or impede the ability of Surviving Corporation and the Company and the Company Subsidiaries to use and practice any material Owned Company Intellectual Property from and after the Effective Time in the same manner in which it was used prior to the Effective Time. Since January 6, 2008, neither the Company nor any Company Subsidiary has received any written notice of any Action challenging the validity or enforceability of any of the Registered Company Intellectual Property, or containing any threat on the part of any person to bring an Action that any of the Registered Company Intellectual Property is invalid, is unenforceable or has been misused, other than any Action finally resolved prior to January 6, 2008.

(i) No Infringement or Misappropriation of Company IP. To the knowledge of the Company, no Third Party is infringing, misappropriating, or using or disclosing without authorization any Intellectual Property Rights owned or exclusively licensed by Company or any Company Subsidiary, except where such infringement, misappropriation, or use or disclosure, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Since January 6, 2008, neither Company nor any Company Subsidiary has commenced any Action with respect to infringement or misappropriation of any Intellectual Property Rights owned by or exclusively licensed to the Company or any Company Subsidiary against any Third Party. Since January 6, 2008, neither the Company nor any Company Subsidiary has received any written notice of any Action challenging the Company’s or any Company Subsidiary’s exclusive ownership of any Intellectual Property Rights included in the Owned Company Intellectual Property or claiming that any other person has any claim of legal or beneficial ownership with respect thereto (other than any Action finally resolved prior to January 4, 2009).

(j) Infringement by Company. To the knowledge of the Company, none of the Company, any Company Subsidiary, or any Company Product infringes, misappropriates, uses or discloses without authorization, or otherwise violates any Intellectual Property Rights of any person, except where such infringement, misappropriation, or use or disclosure, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Since January 6, 2008, the Company and the Company Subsidiaries have not received any written notice of any Action relating to any of the foregoing and, to the knowledge of Company, there are no facts, circumstances or information that would be the basis for such Action (other than any Action finally resolved prior to January 4, 2009). Since January 6, 2008, neither the Company nor any Company Subsidiary has received any written communication inviting the Company or any Company Subsidiary to take a license, covenant not to sue, or the like with respect to a Third Party’s Intellectual Property Rights, other than in connection with licenses or covenants not to sue granted to Company or the Company Subsidiaries in the ordinary course of business and not related to any infringement or other violation by the Company or any Company Subsidiary (other than any Action finally resolved prior to January 4, 2009).

(k) Ownership; Licenses. The Company and the Company Subsidiaries own the Owned Company Intellectual Property free and clear of all Liens (except for non-exclusive licenses granted in the ordinary course of business), and have not exclusively licensed (under any Contract in effect as of the date of this Agreement) any such Owned Company Intellectual Property to any Third Party, and are under no obligation to grant any such licenses. No funding, facilities, or personnel of any Governmental Authority or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Owned Company Intellectual Property.

(l) Scheduled IP Agreements. Section 4.14(l) of the Disclosure Letter contains a complete and accurate list as of the date of this Agreement of:

(i) all material Contracts to which the Company or any Company Subsidiary is a party as of the date of this Agreement, or by which the Company or any

Company Subsidiary is otherwise bound as of the date of this Agreement, under which the Company or any Company Subsidiary has granted or agreed to grant to any Third Party any license, covenant, release, immunity, assignment, or other right with respect to any Company Intellectual Property (whether now existing or existing in the future) (other than Contracts formed pursuant to one of the forms made available to Parent (or in a form substantially similar to, or with provisions with substantially similar legal effect as the provisions of, one of such forms), confidentiality or nondisclosure Contracts entered into in the ordinary course of business, and Contracts to use the Company’s or any Company Subsidiary’s Trademarks in connection with such Third Party’s performance under a broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting, or advertising agreement); and

(ii) all material Contracts to which the Company or any Company Subsidiary is a party as of the date of this Agreement, or by which the Company or any Company Subsidiary is otherwise bound as of the date of this Agreement, under which any Third Party has granted or agreed to grant to Company or any Company Subsidiary any license, covenant, release, immunity, assignment, or other right with respect to any Company Intellectual Property (other than nonexclusive Contracts for Commercially available Software that is licensed on non-negotiable terms pursuant to Open Source, “shrinkwrap” or “clickwrap” license agreements, any Contracts to use a Third Party’s Trademarks in connection with the Company’s or any Company Subsidiary’s performance under a broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting, or advertising agreement, Employee IP Agreements, confidentiality or nondisclosure Contracts entered into in the ordinary course of business, Contracts to the extent for the purchase or use of equipment or materials, and Contracts that are ancillary to the purchase or use of equipment or materials (e.g., support and maintenance contracts).

The material Contracts to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is otherwise bound, included in subsection (i) or (ii) above are, collectively, the “Company Intellectual Property Agreements.” There are no pending disputes regarding such Company Intellectual Property Agreements, including disputes with respect to the scope thereof, performance thereunder, or payments made or received in connection therewith.

(m) Effect of Transaction. Neither the execution, delivery and performance of this Agreement, nor the consummation of the Transactions, will violate or result in the breach, material modification, cancellation, termination or suspension of, loss of any rights or acceleration of any payments under the Company Intellectual Property Agreements (or give rise to any right with respect to any of the foregoing). Following the Effective Time, the Surviving Corporation will have and be permitted to exercise all of the Company’s and the Company Subsidiaries’ rights under the Company Intellectual Property Agreements (and will have the same rights with respect to the Intellectual Property and Intellectual Property Rights of Third Parties under the Company Intellectual Property Agreements) to the same extent that Company and the Company Subsidiaries would have had, and been able to exercise, had this Agreement not been entered into, and the Transactions not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company and Company Subsidiaries would otherwise have been required to pay anyway pursuant to the Company Intellectual Property Agreements. No Contract to which the Company or any Company Subsidiary is a party or otherwise bound, will cause or require (or purports to cause or require) the Surviving Corporation or Parent to (i) grant to any Third Party any license, covenant not to sue, immunity or other right with respect to or under any Intellectual Property Rights owned by Parent or the Surviving Corporation; or (ii) be obligated to pay any royalties or other amounts, or offer any discounts, to any Third Party (except, in each of (i) and (ii), with respect to Surviving Corporation and its subsidiaries only, royalties, other amounts, discounts, licenses, covenants not to sue, immunities or other rights that Surviving Corporation would have had to pay, offer or grant had this Agreement not been entered into and the Transactions not been consummated).

(n) Open Source. The Company and the Company Subsidiaries have used reasonable efforts to (a) identify all Open Source in any Company Product and (b) regulate the use and distribution of Open Source in compliance with the applicable Open Source licenses. The Company does not redistribute any Open Source as part of a Company Product in a manner that requires the Company to license Software that is Owned Company Intellectual Property and that is included within a Company Product (“Owned Company Software Product”) subject to an Open Source license that (i) requires the disclosure or distribution in source code form of any Owned Company Software Product, (ii) requires the licensing of any Owned Company Software Product for the purpose of making derivative works, or (iii) requires the licensing of any Owned Company Software Product to include a licensee right to redistribute such Owned Company Software Product.

(o) Standards, SIGs. Section 4.14(o) of the Disclosure Letter contains a list of all standards-setting organizations, industry bodies and consortia, and other multi-party special interest groups in which Company or any Company Subsidiary is currently participating, or in which Company or any Company Subsidiary has participated in the past, to the extent that the Company or any Company Subsidiary’s past participation has resulted in continuing obligations on Company or any Company Subsidiary (or, following the Effective Time, on Parent or the Surviving Corporation) with respect to licensing of any Owned Company Intellectual Property Rights (other than licenses that survive with respect to the copyright in contributions made during such past participation).

(p) Contaminants. The Company and Company Subsidiaries have taken reasonable steps to identify (and, as deemed appropriate by the Company or Company Subsidiaries, to address) Contaminants, defects, bugs, and errors in the Software included within the Company Products.

4.15 Taxes.

(a) All material Tax Returns required to be filed by or with respect to each of the Company and the Company Subsidiaries have been duly and timely filed. All such Tax Returns are true, correct and complete in all material respects. All material Taxes due and owing by Company or the Company Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid. There are no Liens for Taxes (other than Taxes not yet delinquent or being contested in good faith and for which reserves in accordance with GAAP have been established on the Company Financial Reports as adjusted in the ordinary course of business through the Effective Time) upon any assets of the Company or any of the Company Subsidiaries. Each of the Company and the Company Subsidiaries has withheld all material Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party and, to the extent payable, paid such amounts to the appropriate taxing authority in accordance with applicable law in all material respects, and all material information returns required to be filed or provided with respect thereto have been properly completed in all material respects and timely filed or provided, as applicable.

(b) There is no audit, dispute or claim concerning any material Tax liability of the Company or any of the Company Subsidiaries either claimed or raised by any taxing authority in writing or otherwise. All material deficiencies for Taxes asserted or assessed against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the Company Financial Reports.

(c) No audit is currently pending with respect to any material Tax Return of the Company or any Company Subsidiary. The Company has made available to Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of material deficiencies assessed against, or agreed to by the Company and any of the Company Subsidiaries since January 31, 2006. Neither the Company nor any of the Company Subsidiaries has waived any statutes of limitations in respect of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. Neither the Company nor any Company Subsidiary has received notice, written or otherwise, of any claim made by a Governmental Authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns, that the Company or a Company Subsidiary is or may be required to file Tax Returns or to pay Taxes in that jurisdiction.

(d) The Transactions (including the Offer and Merger) will not result in the payment or series of payments by the Company or any of the Company Subsidiaries to any person of any material “excess parachute payment” within the meaning of Section 280G of the Code, or any similar payment, that is not deductible for federal, state, local or foreign Tax purposes. Additionally, there is no contract to which the Company or any of the Company Subsidiaries is a party that, individually or collectively, (i) could reasonably be expected to give rise to the payment of any material amount that would not be deductible pursuant to Section 162(m) or Section 280G of the Code, or (ii) could require the Company, the Company Subsidiaries or Parent or its subsidiaries to gross up a payment to any employee of the Company or any of the Company Subsidiaries for Tax related payments or cause a penalty tax under Section 4999 or Section 409A of the Code.

(e) The accruals and reserves for Taxes reflected in the July 2010 Balance Sheet have been properly established in accordance with GAAP. Since the date of the July 2010 Balance Sheet, neither the Company nor any of the Company Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, or outside the ordinary course of business consistent with past custom and practice, and the reserve set forth on the face of the July 2010 Balance Sheet (rather than in any notes thereto), as adjusted through the Effective Time in accordance with the past custom and practice of the Company and the Company Subsidiaries, has been properly established with respect to all material Taxes through the Effective Time in accordance with GAAP.

(f) None of the Company or the Company Subsidiaries has been included in any consolidated, unitary, affiliated or other combined Tax Return (other than Tax Returns for which the Company is the common parent) under the laws of the U.S., any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year, and neither Company nor any Company Subsidiary has any liability for Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) (other than the Company or a Company Subsidiary), as transferee, successor, by contract or otherwise.

(g) None of the Company or any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Effective Time) or that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Offer and the Merger.

(h) The Company has not been a U.S. Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) None of the Company nor any Company Subsidiary is a party to or bound by any Tax allocation or sharing agreement.

(j) Neither the Company nor any Company Subsidiary has engaged in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k) Neither the Company nor any Company Subsidiary has agreed to or is required to make any adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method initiated by the Company or such Company Subsidiary, and the IRS has not proposed in writing any such adjustment or a change in any accounting method used by the Company or the Company Subsidiary. Except as required by applicable law, the Company and the affiliate have not taken any action inconsistent with its practices in prior years that would have the effect of deferring a material liability for Taxes from a period prior to the Effective Time to a period following the Effective Time. There is no material taxable income or other measure of Tax that will be reportable (including income reportable under the installment method of accounting), and no material deduction will be disallowed, in any period beginning after Closing Date that is attributable to a transaction or event (other than in the ordinary course of business) that occurred prior to the Closing Date.

4.16 Environmental Matters. (a) The Company and each Company Subsidiary is and for the past five years has been in compliance in all respects with all applicable Environmental Laws, except where the failure to be in compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; (b) (i) none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) have at any time been used by the Company or any Company Subsidiary or, to the knowledge of the Company, any other person to make, store, handle, treat, dispose of, generate or transport Hazardous Substances in violation of any applicable Environmental Law, and (ii) to the knowledge of the Company, none of such properties are contaminated with any Hazardous Substance for which the Company or a Company Subsidiary is legally responsible for any unperformed investigation or remediation required by applicable law or any Contract which in the case of (i) or (ii), individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; (c) to the knowledge of the Company, neither the execution of this Agreement nor the consummation of the Transactions will require any investigation or remediation with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or Third Parties, pursuant to any applicable Environmental Laws or material Permits required under Environmental Laws; (d) since January 6, 2008 through the date of this Agreement, no Action (or arbitration or mediation by or before any Governmental Authority) has been brought, and no Action (or arbitration or mediation by or before any Governmental Authority) is currently pending, against the Company or any Company Subsidiary, arising under or related to any Environmental Law or related to any environmental condition, including with respect to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; and (e) except with respect to information otherwise made available to Parent in Section 4.16 of the Disclosure Letter, there are no above or below ground storage tanks presently in use or formerly used by the Company or any Company Subsidiary at any properties currently or previously owned, leased or operated by the Company or any Company Subsidiary. The Company has made available to Parent any and all written communications with or documentation from any Governmental Authorities regarding or alleging the presence, in violation of Environmental Laws, of Hazardous Substances on any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary which would reasonably be expected to result in material liability, individually or in the aggregate, to the Company and the Company Subsidiaries. The Company has also made available to Parent all material site assessments, reports, data, results of investigations, audits or other similar information that are in the possession of the Company or the Company Subsidiaries regarding the environmental conditions at any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary which contain information that would reasonably be expected to result in material liability, individually or in the aggregate, to the Company or any Company Subsidiary, including the compliance (or noncompliance) by the Company and the Company Subsidiaries with any Environmental Laws.

4.17 Material Contracts.

(a) Section 4.17(a) of the Disclosure Letter sets forth the following types of Contracts, together with all amendments, to which the Company or any Company Subsidiary is a party as of the date hereof (such Contracts being the “Company Material Contracts”):

(i) other than the Plans set forth on Section 4.10(a) of the Disclosure Letter, each Contract that is a “material contract” (as such terms is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act), other than those agreements and arrangements described in Item 601(b)(10)(iii)(C) with respect to the Company or any Company Subsidiary);

(ii) (A) all employment Contracts of those employees and managers that currently receive from the Company or any Company Subsidiary an annual target base salary in excess of, or that is reasonably anticipated to exceed, $200,000 for employees and managers based in the United States and the current monetary equivalent of $100,000 for those employees and managers not based in the United States, and (B) all consulting Contracts for those consultants that receive from the Company or any Company Subsidiary annual compensation in excess of, or that is reasonably anticipated to exceed, $500,000 (provided that references to such consulting Contracts have been made completely anonymous for those employees, managers or consultants based in jurisdictions where this is required under applicable data privacy/protection Laws);

(iii) all Contracts evidencing indebtedness for borrowed money in excess of $200,000 other than employee loans or advances for travel and entertainment and other reasonable business expenses made in the ordinary course of business;

(iv) all Contracts for Company Leased Real Property in excess of 5,000 square feet;

(v) all Company Intellectual Property Agreements;

(vi) all Contracts pursuant to which the Company or any Company Subsidiary provides professional services to a Third Party that involved consideration of more than $500,000 during the twelve (12) months ended December 31, 2009 or that commits the Third Party receiving such professional services to pay consideration of more than $500,000 during the remaining term of the Contract;

(vii) all Contracts that grant to a Third Party any right of first refusal or first offer or similar right or that limit in material respects, or purport to limit in all material respects, the ability of the Company or any Company Subsidiary or, upon the consummation of the Offer or any other Transaction, Parent or any of its subsidiaries to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(viii) any Contract that is a collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by the Company or any Company Subsidiary;

(ix) any Contract with a third party that leases temporary employees or independent contractors to work for the Company or any Company Subsidiary of annual cost in excess of $250,000;

(x) any Contract that requires the Company or any Company Subsidiary to deal exclusively with any person with respect to any matter or that provide “most favored nation” pricing or terms to the other party to such Contract or any third party, including any Contract that, following the Effective Time, would apply to Parent or any of its subsidiaries;

(b) (i) Each Company Material Contract is a legal, valid and binding agreement and is in full force and effect and enforceable in accordance with its terms; the Company or any Company Subsidiary, as applicable, is not in material default under any Company Material Contract, has not received any notice of material default under any Company Material Contract, and, to the knowledge of the Company, no event or condition exists that, with or without notice, lapse of time, or both, would constitute a material default by the Company or any Company Subsidiary under the Company Material Contract; and none of the Company Material Contracts has been canceled by the other party; and (ii) to the knowledge of the Company, no other party is in material breach or material violation of, or material default under, any Company Material Contract. The Company has made available to Purchaser true and complete copies of all Company Material Contracts, including any amendments thereto.

4.18 Insurance.

(a) The Company and the Company Subsidiaries are insured by insurers believed by the Company to be of financially responsible insurers, against such losses and risks and in such amounts as are customary in the businesses in which they are engaged.

(b) With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect in all material respects; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both), and, to the knowledge of the Company, no event has occurred that, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy.

(c) Neither the Company nor any Company Subsidiary received notice with respect to the termination of any such insurance policy.

4.19 Brokers and Expenses. No broker, finder or investment banker (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has heretofore furnished to Parent a complete and correct copy of all Contracts between the Company and Goldman, Sachs & Co. pursuant to which such firm would be entitled to any payment relating to the Transactions.

4.20 Takeover Laws. The Company Board has taken all action necessary so that no “fair price,” “moratorium,” “business combination,” “control share acquisition” or other anti-takeover statute or regulation of any Governmental Authority is applicable to this Agreement, the Tender and Support Agreement or the Transactions.

4.21 Customers and Suppliers. Section 4.21 of the Disclosure Letter sets forth the top ten (10) suppliers (based on expenditures for the twelve (12) months ended January 3, 2010) of products or services to the Company and the Company Subsidiaries and the top twenty (20) customers of the Company and the Company Subsidiaries (based on revenues during the twelve (12) months ended January 3, 2010), and the top ten (10) distributors (based on revenues during the twelve (12) months ended January 3, 2010) of the Company and the Company Subsidiaries (on a consolidated basis). To the Company’s actual knowledge, the Company does not have any material new customers or suppliers since January 3, 2010 who would have been included on Section 4.21 of the Disclosure Letter if such customer or supplier had been a customer or supplier during the twelve (12) month period as of January 3, 2010. Since January 4, 2010 and through the date hereof, neither the Company nor any of the Company Subsidiaries has received any written or oral communication or notice from any such customer, supplier or distributor to the effect that, any such customer, supplier or distributor (a) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with the Company or any of the Company Subsidiaries in a manner that is, or is reasonably likely to be, materially adverse to the Company or any of the Company Subsidiaries, or (b) will fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with the Company or any of the Company Subsidiaries in any manner that is, or is reasonably likely to be, materially adverse to the Company or any of the Company Subsidiaries.

4.22 Certain Business Practices.

(a) Since January 1, 2000, neither the Company, any Company Subsidiary nor any director, officer, nor to the knowledge of the Company any employee or agent of the Company or any Company Subsidiary acting on behalf of the Company or any Company Subsidiary has offered, nor made, nor promised to make, nor authorized the making of any gift or payment of money or anything of value either directly or indirectly, to any officer or employee of a Non-U.S. Governmental Authority, or to any person acting in an official capacity for or on behalf of any such Non-U.S. Governmental Authority or to any political party or candidate for political office (all of the foregoing individuals being individually and collectively referred to herein as “Foreign Officials”) for purposes of (i) influencing any act or decision of such Foreign Official in his official capacity, or (ii) inducing such Foreign Official to do or omit to do any act in violation of the lawful duty of such official, or (iii) inducing such Foreign Official to use his influence with a Non-U.S. Governmental Authority to affect or influence any act or decision of such Governmental Authority in order to obtain, retain or direct or assist in obtaining, retaining or directing business to the Company or any Company Subsidiary. No officer or director or, to the knowledge of the Company, any employee of the Company or any of the Company Subsidiaries, or any holder of any financial interest in the Company or any of the Company Subsidiaries or any affiliate thereof, is currently a Foreign Official.

(b) The Company and the Company Subsidiaries have at all times been, and are currently, fully in compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations promulgated thereunder (the “FCPA”) and any Law equivalent to the FCPA in any jurisdiction.

4.23 Data Protection. The Company and the Company Subsidiaries have (i) materially complied with their respective published privacy policies and all applicable Laws relating to protection of personal data and the privacy and security of personally identifiable information, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and Third Parties who have provided information to the Company or the Company Subsidiaries) in the Company’s and the Company Subsidiaries’ control; and (ii) taken commercially reasonable measures to protect personally identifiable information in Company’s and the Company Subsidiaries’ control against loss, damage, and unauthorized access, use, and modification. To the knowledge of the Company, there has been no material loss, damage, or unauthorized access, use, or modification of any such information by Company or any Company Subsidiary (or any of their respective employees or contractors). Since January 6, 2008, to the knowledge of the Company, no person (including any Governmental Authority of competent jurisdiction) has commenced any Action with respect to loss, damage, or unauthorized access, use, or modification of any such personally identifiable information in Company’s and the Company Subsidiaries’ control by Company or any Company Subsidiary (or any of their respective employees or contractors) (and to the knowledge of the Company, there is no reasonable basis for any such Action).

4.24 Systems and Information Technology.

(a) Systems. The computer, information technology and data processing systems, facilities and services used by the Company and Company Subsidiaries, including all hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company and Company Subsidiaries (collectively, “Systems”), are reasonably sufficient to perform all computing, information technology and data processing operations necessary for the operation of the Company and Company Subsidiaries. The Company and the Company Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to protect the Systems within the custody or control of the Company and the Company Subsidiaries from Contaminants. The Company or the Company Subsidiaries own and operate, or otherwise have a right or license to use, all Systems. From and after the Effective Time, the Surviving Corporation will have and be permitted to exercise the same rights (whether ownership, license or otherwise) with respect to the Systems as the Company would have had and been able to exercise had this Agreement and such other Contracts, documents and instruments to be executed and delivered after the date of this Agreement not been entered into and the Transactions not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company and the Company Subsidiaries would otherwise have been required to pay anyway (other than with respect to any Systems that are generally commercially available on reasonable terms).

(b) Information Technology. The Company and the Company Subsidiaries have taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the Company and the Company Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course of business) in a commercially reasonable attempt to avoid material disruption or interruption to the business of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries have in place industry standard (and, in any event, not less than commercially reasonable) disaster recovery and business continuity plans and procedures.

4.25 Minute Books. The Company has made available to Purchaser true and correct copies in all material respects of the minute books of the Company since December 31, 2006. The minute books of the Company contain true and complete originals or copies of all minutes of meetings of and actions by the shareholders of the Company and the Company Board and all committees thereof, and accurately reflect all corporate actions of the Company which are required by applicable Law, the Articles of Incorporation, the Bylaws or other governing documents to be passed upon by the Company Board or the Company’s shareholders.

4.26 Export Control Laws. During the last five years, the Company and each of the Company Subsidiaries has conducted its business in compliance in all material respects with all laws concerning the export of any products, technology, technical data and services (“Export Control Laws”) in the countries where it conducts business. Without limiting the foregoing, during the last five years:

(a) the Company and each of the Company Subsidiaries has obtained all material export licenses, registrations and other approvals required for its exports of products, software, technical data, and technologies under applicable Export Control Laws;

(b) the Company and each of the Company Subsidiaries is in compliance in all material respects with the terms of such applicable export licenses, registrations or other approvals;

(c) neither the Company nor any of the Company Subsidiaries has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations or other approvals, or otherwise in respect of Export Control Laws;

(d) there are no claims against, or audits or investigations of, the Company or any Company Subsidiary that are either pending in writing, publicly disclosed, or, to the knowledge of the Company, threatened, with respect to such export licenses, registrations or other approvals or otherwise with respect to Export Control Laws;

(e) neither the Company nor any of the Company Subsidiaries has made any voluntary disclosure to the Directorate of Defense Trade Controls, U.S. Department of State, or to the Bureau of Industry and Security, U.S. Department of Commerce, or to any other U.S. or foreign Governmental Authority with respect to possible violations of Export Control Laws, and, to the knowledge of the Company, there is no circumstance or event that requires such a voluntary disclosure to be made; and

(f) there are no actions, conditions or circumstances pertaining to the Company’s or any Company Subsidiaries’ export transactions that would reasonably be expected to give rise to any material future claims.

4.27 Government Contracts.

(a) Neither the Company nor any of the Company Subsidiaries are currently in, and the execution and delivery of this Agreement by the Company and the consummation of the Transactions by the Company will not result in, any material violation, breach or default of any term or provision or trigger automatic or optional termination of (i) any material Contract with any Governmental Authority, (ii) any material subcontract issued at any tier under a prime contract with any Governmental Authority, or (iii) any material bid, proposal, offer or quotation relating to a Contract with any Governmental Authority or a material subcontract issued under a material Contract with any Governmental Authority. Neither the Company nor any of the Company Subsidiaries are in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar state or federal Law governing any material Contract, subcontract, bid, or proposal with any Governmental Authority, as applicable. None of the Company or any of the Company Subsidiaries has received in writing a cure notice, a show cause notice or a stop work notice and, to the knowledge of the Company, no such notice is pending, nor has the Company or any of the Company Subsidiaries been threatened in writing with termination for default under any material Contract or subcontract with any Governmental Authority and, to the knowledge of the Company, no such termination is pending. To the knowledge of the Company, no request for equitable adjustment by any of its vendors, suppliers or subcontractors against it or any of the Company Subsidiaries relating to material Contracts or subcontracts involving any Governmental Authority exists.

(b) During the past five years, neither the Company nor any of the Company Subsidiaries has received written notice of any claim, and to the knowledge of the Company, there is no pending claim by a Governmental Authority of competent jurisdiction against the Company or any of the Company Subsidiaries for any of the following: (i) defective pricing, (ii) noncompliance, (iii) fraud, (iv) false claims or false statements, (v) unallowable costs, including those that may be included in indirect cost claims for prior years that have not yet been finally agreed to by the Governmental Authority, or (vi) any other monetary claims relating to the performance or administration by the Company or any Company Subsidiary of material Contracts or subcontracts for any Governmental Authority.

(c) Neither the Company nor any of the Company Subsidiaries has been suspended or debarred from bidding on contracts or subcontracts with any Governmental Authority in connection with the conduct of its business; no such suspension or debarment has been initiated, either in writing or publicly, or, to the knowledge of the Company, threatened. To the knowledge of the Company, there is no ongoing Action (or investigation, arbitration or mediation by or before any Governmental Authority) by any Governmental Authority relating to the material Contracts or subcontracts with any Governmental Authority or the violation of any Law relating to material Contracts or subcontracts with any Governmental Authority.

(d) No Governmental Authority has any rights with respect to any technical data or computer software that are material to the business of the Company and the Company Subsidiaries.

(e) The Company and the Company Subsidiaries and their officers, directors, managers and employees collectively hold all security clearances necessary for the operation of their business as presently conducted in all material respects.

4.28 Affiliate Transactions. There are no existing contracts, transactions, indebtedness or other arrangements, or any related series thereof, between the Company or any of the Company Subsidiaries, on the one hand, and any of the directors, officers or other affiliates of the Company and the Company Subsidiaries, on the other hand, that could have a material binding affect or obligation on the Company, except for (i) payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, (iii) any agreements with officers or directors providing for indemnification obligations of the Company to such individuals and (iv) other standard employee benefits made generally available to all employees (including any agreement providing for the issuance of Company Shares, Company Stock Options, Company SARs or Company RSUs to such individuals).

4.29 Company Rights Agreement. The entering into of this Agreement and the Tender and Support Agreement, and the consummation of the Transactions contemplated hereby and thereby, do not and will not, (i) result in any person being deemed to have become a “Beneficial Owner” or an “Acquiring Person” (each as defined in the Company Rights Agreement), (ii) result in the ability of any person to exercise any Company Rights under the Company Rights Agreement, (iii) enable or require the Company Rights to separate from the Company Shares to which they are attached or to be triggered or become exercisable or (iv) enable the Company to exchange any Company Rights for shares of the Company’s capital stock, pursuant to the Company Rights Agreement. No “Distribution Date,” “Shares Acquisition Date,” or “Triggering Event” (each as defined in the Company Rights Agreement) or similar event has occurred or will occur by reason of (1) the adoption, approval, execution or delivery of this Agreement and the Tender and Support Agreement or the commencement of the Offer, (2) the consummation of the transactions contemplated by this Agreement and the Tender and Support Agreement or (3) the public announcement of any of the foregoing. The Company has not amended the Company Rights

Agreement, redeemed the Company Rights thereunder or taken any other action to make the Company Rights Agreement or the Company Rights thereunder inapplicable, in each case, with respect to (a) any person or entity or (b) any Acquisition Proposal.

4.30 Vote Required. The affirmative vote on the approval of this Agreement of the holders of a majority of the Company Shares outstanding on the record date for the meeting of shareholders of the Company described in Section 7.1 (the “Required Shareholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement or approve the Merger or otherwise in connection with any Transaction.

4.31 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date thereof, the consideration to be paid to the holders of Company Shares (other than Parent and its affiliates) pursuant to this Agreement is fair to such holders from a financial point of view. A written copy thereof shall be made available to Parent for informational purposes only promptly following the date hereof.

5. Representations and Warranties of Parent and Purchaser.

Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company as follows:

5.1 Corporate Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and California, respectively, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Purchaser is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent Parent and Purchaser from performing any of their material obligations under this Agreement.

5.2 Authority Relative to this Agreement. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the CGCL). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, (i) conflict with or violate the Certificate or Articles of Incorporation or Bylaws of either Parent or Purchaser, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.3(b)(i) have been obtained and all filings and obligations described in Section 5.3(b)(i) have been made, conflict with or violate any Law applicable to Parent or Purchaser or by which any property or asset of any of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Purchaser pursuant to, or result in the loss of a material benefit under any Contract, permit, franchise or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions or otherwise prevent Parent and Purchaser from performing any of their material obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of (x) the Securities Act, the Exchange Act and Blue Sky Laws, (y) the HSR Act and similar requirements in foreign countries where a merger filing will be necessary or advisable and (z) the filing and recordation of appropriate merger documents as required by the CGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.

5.4 Financing. Parent has delivered to the Company true and complete fully executed copies of the commitment letter, dated as of October 1, 2010 between Parent and Morgan Stanley Senior Funding, Inc, together with any related fee letter, engagement letter or other agreement, including all exhibits, schedules, annexes and amendments to such letter in effect on the date hereof (and with the understanding that Parent shall have delivered to the Company only redacted forms of the fee letter and the engagement letter) (collectively, the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent) have severally agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The

Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect as of the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) except that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term, or a failure of any condition, of the Commitment Letter to provide the Financing. Assuming the satisfaction of the Tender Offer Conditions set forth in clauses (iii)(d) and (iii)(e) of Annex A, Parent does not have any reasonable basis to believe that it will be unable to satisfy on a timely basis any term or condition of the Commitment Letter to provide the Financing required to be satisfied by it. There are no side letters or other agreements, contracts or arrangements (other than customary fee letters, engagement letters and confidentiality letters, redacted copies of which have been delivered to the Company) relating to the commitments to provide the Financing to consummate the Offer and the Merger. There are no conditions precedent or contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter and assuming the satisfaction of the Tender Offer Condition set forth in clause (iii)(d)(B), the net proceeds contemplated from the Financing, together with the cash and cash equivalents of Parent and Purchaser, are and will be, in the aggregate, sufficient for the satisfaction of all of Parent’s and Purchaser’s obligations under this Agreement, including the payment of the aggregate Per Share Amount and Merger Consideration and of all fees and expenses reasonably expected to be incurred by the parties in connection herewith. Parent has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.

5.5 Offer Documents; Proxy Statement; Schedule 14D-9. Neither the Offer Documents nor any information supplied by Parent or Purchaser to the Company specifically for inclusion in the Schedule 14D-9 shall, at the times the Offer Documents, the Schedule 14D-9 or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to shareholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The information supplied by Parent to the Company specifically for inclusion in the Proxy Statement, if any, shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting that shall have become false or misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by the Company or any of its Representatives specifically for inclusion in any of the Offer Documents, the Schedule 14D-9 or the Proxy Statement. The Offer Documents and the information supplied by Parent specifically for inclusion in the Schedule 14D-9 and Proxy Statement, if any, shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

5.6 Absence of Litigation. There is no material Action (or arbitration or mediation by or before any Governmental Authority) pending or, to the knowledge of Parent or Purchaser, threatened against Parent, any subsidiary of Parent, or any property or asset of Parent or any subsidiary of Parent, before any Governmental Authority of competent jurisdiction that is reasonably likely to prevent the consummation of any Transaction or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement. Neither Parent nor any subsidiary of Parent nor any property or asset of Parent or any subsidiary of Parent is subject to any material continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent or Purchaser, continuing investigation by, any Governmental Authority of competent jurisdiction, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority of competent jurisdiction that is reasonably likely to prevent consummation of the Offer or the Merger or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.

5.7 Purchaser. All of the outstanding capital stock of Purchaser is owned directly by Parent. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement, the Offer, the Merger and the Transactions, Purchaser has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any Contracts or arrangements with any person or entity.

5.8 Vote Required. No vote of the holders of any of the outstanding shares of capital stock of Parent is necessary to approve this Agreement and the Transactions.

6. Conduct of Business Pending the Merger.

6.1 Conduct of the Business Pending the Merger. Between the date of this Agreement and the earlier of (1) the Effective Time and (2) the date upon which Purchaser’s designees constitute a majority of the members on the Company Board pursuant to Section 7.3 (the “Control Date”), except (w) with the prior written consent of Parent (which shall not be unreasonably withheld or delayed), (x) as expressly contemplated by this Agreement, (y) as set forth in Section 6.1 of the Disclosure Letter or (z) as required in compliance with all applicable Laws, (i) the Company shall, and shall cause the Company Subsidiaries to, conduct the businesses of the Company and the Company Subsidiaries only in the ordinary course of business and in a manner consistent with past practice; and (ii) the Company shall use commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with its customers, suppliers, distributors, licensors, licensees and other persons with which the Company or any of the Company Subsidiaries has business relations. In addition, and not in limitation of the foregoing, except as (x) expressly contemplated by this Agreement, (y) set forth in Section 6.1 of the Disclosure Letter or (z) required in compliance with all applicable Laws, neither the Company nor any of the Company Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which shall not be unreasonably withheld or delayed):

(a) amend or otherwise change its Articles of Incorporation or Bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of the Company or any of the Company Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest and including any Company RSUs, Company SARs, Company Stock Options or voting securities), of the Company or any of the Company Subsidiaries, except for the issuance of Company Shares pursuant to exercises of the Company Stock Options or Company SARs or vesting of Company RSUs outstanding on the date hereof as disclosed in Section 4.3(b) in accordance with the terms of those Company Options, Company SARs or Company RSUs, as in effect on the date of this Agreement and, subject to Section 3.7(g), the issuance of Company Shares pursuant to the Company ESPP;

(c) transfer, lease, sell, pledge, license, dispose of or encumber any material assets or properties of the Company or any of the Company Subsidiaries, except in the ordinary course of business;

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends or distributions made by a Company Subsidiary to the Company or another Company Subsidiary ), except as permitted under Section 6.1(b) above;

(e) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, except (i) in accordance with agreements evidencing Company Stock Options, Company SARs, or Company RSUs or (ii) Tax withholdings and exercise price settlements upon the exercise of Company Stock Options or Company SARs or vesting of Company RSUs;

(f) (i) acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or any division thereof or any other business, or any equity interest in any person; (ii) incur any indebtedness for borrowed money or issue any debt securities, or assume, guarantee or endorse, or otherwise become responsible for (contingently or otherwise), the obligations of any person, in each case, other than between the Company and any Company Subsidiary or between Company Subsidiaries; (iii) make any loans, advances or capital contributions, except for employee loans or advances for travel expenses and extended payment terms for customers, in each case subject to applicable Law and only in the ordinary course of business; (iv) make, authorize, or make any commitment with respect to (A) any single capital expenditure or other similar expenditure that is inconsistent with the budget set forth on Schedule 6.1 of the Disclosure Letter, except for (I) non-capital expenditures in the ordinary course of business and (II) leasehold improvements at any Company Leased Real Property that commenced prior to the date of this Agreement and are continuing in a manner materially consistent with the budget set forth on Schedule 6.1 of the Disclosure Letter and the conduct of such improvements prior to the date of this Agreement; (v) make or direct to be made any capital investments or equity investments in any entity, other than investments in any wholly-owned Company Subsidiary; or (vi) enter into or amend any Contract, commitment or arrangement with respect to any matter set forth in this Section 6.1(f);

(g) except as may be required by applicable Law or a Contract in effect on the date hereof, (i) increase the compensation payable or to become payable (including bonus grants) or increase or accelerate the vesting of any benefits provided, or pay or award any payment or benefit not required as of the date hereof by a Plan as existing on the date hereof and disclosed in Section 6.1(g) of the Disclosure Letter, to the directors or executive officers of the Company or, other than in the ordinary course of business, the other employees or service providers of the Company or any Company Subsidiary, (ii) grant any severance or termination pay or benefits to, or enter into any employment, severance, retention, change in control, consulting or termination Contract with, any director, officer or other employee or other service providers of the Company or of any Company Subsidiary, subject to Section 6.1(g)(iv) below, other than offer letters, employment agreements, or consulting agreements entered into in the ordinary course of business and consistent with past practice that are terminable at will and without material liability to the Company or any Company Subsidiary, or separation and release agreements that provide immaterial severance pay to non-officer employees or service providers in the ordinary course of business and consistent with past practice, (iii) establish, adopt, enter into or amend any bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund, policy or arrangement for the benefit of any director, officer or employee or other service providers (including the ESPP), except as permitted by this Agreement or as necessary to maintain Tax-qualified status or Tax-favored treatment, or (iv) hire, elect or appoint any officer or director;

(h) enter into any collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by the Company or any Company Subsidiary that would reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole;

(i) except as publicly announced prior to the date hereof, announce, implement or effect any reduction in labor force greater than five percent (5%) of the total Company headcount, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any Company Subsidiary, other than routine employee terminations;

(j) enter into a new line of business that (A) is material to the Company and the Company Subsidiaries taken as a whole, or (B) represents a category of revenue that is not discussed in Item 1 of the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2010;

(k) make, change or revoke any material Tax election, adopt or change any accounting period or any material accounting method, file any amended Tax Return, enter into any closing agreement with respect to any material Taxes, settle any material Tax claim or assessment relating to the Company or any of the Company Subsidiaries, surrender any right to claim a refund of material Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any Company Subsidiary, or destroy or dispose of any books and records with respect to Tax matters relating to periods beginning before the Effective Time and for which the statute of limitations is still open or under which a record retention agreement is in place with a Governmental Authority;

(l) settle any material claim or other Action, or any material investigation, arbitration or mediation by or before any Governmental Authority;

(m) enter into any Contract or amendment that would be a Company Material Contract pursuant to clauses (i), (iii), (iv), (vii) or (x) of Section 4.17(a), amend or modify in any material respect in a manner that is adverse (taken as a whole) to the Company or any Company Subsidiary, or consent to the termination of, any Company Material Contract, or waive or consent to the termination of the Company’s or any Company Subsidiary’s material rights thereunder;

(n) enter into any Contracts (i) under which the Company or any Company Subsidiary grants or agrees to grant to any Third Party any assignment, license, release, immunity or other right with respect to any Company Intellectual Property (other than non-exclusive licenses of Software granted to customers in the ordinary course of business consistent with Company’s or any Company Subsidiary’s past practices), (ii) under which the Company or any Company Subsidiary establishes with any Third Party a joint venture, strategic relationship, or partnership pursuant to which the Company agrees to develop or create (whether jointly or individually) any material Intellectual Property, products or services, (iii) that will cause or require (or purport to cause or require) the Surviving Corporation or Parent to (A) grant to any Third Party any license, covenant not to sue, immunity or other right with respect to or under any of the Intellectual Property or Intellectual Property Rights owned by Parent; or (B) be obligated to pay any royalties or other amounts, or offer any discounts, to any Third Party (other than, with respect to the Surviving Corporation and its Subsidiaries only, in connection with non-exclusive licenses of Software, or Contracts for licenses to or other rights to use Systems, entered into in the ordinary course of business consistent with past practice);

(o) enter into or amend any Contract pursuant to which any other party is granted, or that otherwise subjects the Company or any Company Subsidiary or Parent or any of its subsidiaries to, any non-competition, “most-favored nation,” exclusive marketing or other exclusive rights of any type or scope that materially restrict the Company or any Company Subsidiary or, upon completion of the Offer or any other Transaction, Parent or any of its subsidiaries, from engaging or competing in any line of business or in any location;

(p) enter into or amend or otherwise modify any Contract or arrangement with persons that are affiliates or are executive officers or directors of the Company, except as otherwise permitted or required by this Agreement;

(q) commence any material Action (or any material arbitration or mediation by or before any Governmental Authority), except as otherwise permitted or required by this Agreement;

(r) delay the payment of any trade payables to vendors and other Third Parties or accelerate the collection of trade receivables and other receivables by offering discounts or otherwise, in each case outside the ordinary course of business consistent with past practices;

(s) terminate, cancel, amend or modify any insurance coverage policy maintained by the Company or any of the Company Subsidiaries that is not simultaneously replaced by a comparable amount of insurance coverage, other than with respect to the Plans set forth on Section 4.10(a) of the Disclosure Letter for which benefits are provided through insurance contracts;

(t) enter into, participate in, establish or join any new standards-setting organization, university or industry bodies or consortia; or

(u) otherwise make a commitment to do any of the foregoing.

Notwithstanding the foregoing (but without limiting the foregoing), nothing in this Agreement is intended to give Parent or Purchaser, directly or indirectly, the right to control or direct the business or operations of the Company or the Company Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and the Company Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

7. Additional Agreements.

7.1 Shareholders’ Meeting.

(a) If required by applicable Law in order to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with applicable Law and the Company’s Articles of Incorporation and Bylaws, (i) duly call, give notice of, convene and hold an annual or special meeting of its shareholders as promptly as practicable following consummation of the Offer (or, if later, following the termination of the subsequent offering period, if any) for the purpose of considering and taking action on this Agreement and the Transactions (the “Shareholders’ Meeting”), and (ii) subject to the terms of this Agreement, (A) include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to Purchaser or Parent, the unanimous recommendation of the Company Board that the shareholders of the Company approve the principal terms of the Merger and (B) use its reasonable best efforts to obtain such approval. The Company shall ensure that the Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all parties solicited in connection with the Shareholders’ Meeting are solicited, in compliance with all applicable Law. At the Shareholders’ Meeting, Parent and Purchaser shall cause all Company Shares then owned by them and their subsidiaries to be voted in favor of the approval of the principal terms of the Merger.

(b) Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 7.1, including its obligation to duly call, give notice of, convene and hold the Shareholders’ Meeting after the Acceptance Time shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Superior Proposal.

(c) Notwithstanding the foregoing, in the event that Purchaser shall hold, together with all Company Shares held by Parent, at least ninety percent (90%) of the then outstanding Company Shares, the parties hereto agree, subject to Article 8, to take all necessary and appropriate action to cause the Merger to become effective in accordance with Section 1110 of the CGCL, as soon as reasonably practicable (but in no event more than 24 hours unless otherwise restricted or prohibited by applicable Law) after such acquisition, without a meeting of the shareholders of the Company.

7.2 Proxy Statement. If approval of the Company’s shareholders is required by applicable Law to consummate the Merger, then, as promptly as practicable following consummation of the Offer (or, if later, following the termination of the subsequent offering period, if any), the Company shall file the Proxy Statement with the SEC under the Exchange Act, and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall promptly notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence and summaries of all oral exchanges between the Company or any representative of the Company and the SEC. The Company shall promptly provide Parent and its counsel the opportunity to review the Proxy Statement, including all amendments and supplements thereto, prior to its being filed with the SEC, and shall give Parent and its counsel the opportunity to review all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Company Shares entitled to vote at the Shareholders’ Meeting at the earliest practicable time.

7.3 Company Board Representation; Section 14(f).

(a) Subject to compliance with applicable Law, upon the Acceptance Time and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give Purchaser representation on the Company Board equal to the product of (x) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that the aggregate number of Company Shares beneficially owned by Purchaser and any subsidiary of Purchaser following such acceptance for purchase bears to the total number of Company Shares then outstanding, and the Company shall, at such time, promptly take all actions reasonably necessary to cause Purchaser’s designees to be elected as directors of the Company, including, at Parent’s election, by increasing the size of the Company Board or seeking and accepting the resignations of incumbent directors, or both; provided, however, that in all events the minimum number of the members of the Company Board shall be five (5) and Purchaser’s designees shall be of such number so as to constitute at least a majority of the members of the Company Board, including in the circumstance where the number of Company Shares purchased in the Offer shall have been reduced to the Reduced Purchase Amount in the manner contemplated by Section 2.1(f) or 2.1(g). At such times, the Company shall cause persons designated by Purchaser to constitute the same percentage (rounded up, if necessary) as persons designated by Purchaser constitute of the Company Board of (i) each committee of the Company Board, (ii) the board of directors of each Company Subsidiary, and (iii) each committee of each such board. The provisions of this Section 7.3 are in addition to, and shall not limit, any right that Purchaser, Parent or any affiliate of Purchaser or Parent may have (with respect to the election of directors or otherwise) under applicable Law as a holder or beneficial owner of Company Shares.

(b) The Company shall promptly take all actions required to fulfill its obligations under this Section 7.3, including all such actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations. Parent or Purchaser shall supply to the Company on a timely basis any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

(c) Notwithstanding anything in this Agreement to the contrary, in the event that Purchaser’s designees are elected or designated to the Company Board, then until the Effective Time, the Company shall cause the Company Board to have at least two (2) directors who are directors on the date of this Agreement, including at least two (2) directors who are (i) selected by such current directors and (ii) independent directors for purposes of the continued listing requirements of Nasdaq (such directors, the “Independent Directors”), provided, that, if any Independent Director is unable to serve due to death or disability or any other reason, the remaining Independent Director(s) shall be entitled to elect or designate another individual (or individuals) who serve(s) as a director (or directors) on the date of this Agreement (provided, that no such individual is an employee of the Company or the Company Subsidiaries) to fill the vacancy, and such director (or directors) shall be deemed to be an Independent Director (or Independent Directors) for purposes of this Agreement. If no Independent Director then remains, the other directors shall designate two (2) individuals, provided, that such individuals shall not be employees, officers, directors or affiliates of the Company, Parent or Purchaser (or, in the event that there shall be less than two (2) directors available to fill the vacancies as a result of such individuals’ deaths, disabilities or refusals to serve, such smaller number of individuals who are directors on the date of this Agreement) to fill the vacancies and such directors shall be deemed Independent Directors for purposes of this Agreement. Following the Control Date and prior to the Effective Time or termination of this Agreement by the Company, the approval of a majority of the Independent Directors shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any amendment or termination of this Agreement on behalf of the Company, any extension by the Company of the time for the performance of any of the obligations of Parent or Purchaser under this Agreement, any waiver of compliance with any of the agreements of Parent or Purchaser or conditions contained herein for the benefit of the Company, any amendment of the Articles of Incorporation or Bylaws of the Company and any other determination with respect to any action to be taken or not taken by or on behalf of Company or the Company Board relating to this Agreement or the Transactions contemplated hereby that is reasonably likely to adversely impact the holders of Company Shares. The Independent Directors shall have the authority to retain counsel (which may include current counsel to the Company) at the expense of the Company for the purpose of fulfilling their obligations hereunder, and shall have the authority, after the Acceptance Time, to institute any action on behalf of the Company to enforce the performance of this Agreement in accordance with its terms (and such authorization for such an action shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize such action).

7.4 Access to Information; Confidentiality.

(a) Upon reasonable prior notice and during normal business hours, from the date hereof until the Effective Time, the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Company Subsidiaries to, afford the officers, employees and other Representatives of Parent and Purchaser reasonable access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Company Subsidiary, including the Owned Company Intellectual Property, and shall furnish Parent and Purchaser with such financial, operating and other data and information (including the work papers of the Company’s accountants, subject to the prior written consent of the Company’s accountants) as Parent or Purchaser, through their officers, employees and other Representatives, may reasonably request; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, or (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information. In the event that the Company does not provide access or information in reliance on the preceding proviso, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law or to waive such a privilege. Any investigation conducted pursuant to the access contemplated by this Section 7.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and the Company Subsidiaries or unreasonably create a risk of damage or destruction to any property or assets of the

Company or any of the Company Subsidiaries. Any access to any Company Leased Real Property shall be subject to the terms of the applicable lease agreement and the Company’s reasonable security measures and insurance requirements.

(b) All information obtained by Parent or Purchaser pursuant to this Section 7.4 shall be held confidential in accordance with the Mutual Non-Disclosure Agreement, dated as of April 15, 2010, between Parent and the Company (the “Confidentiality Agreement”).

(c) The Company shall consult with Parent in good faith as reasonably requested by Parent to report material (individually or in the aggregate) operational developments, material changes in the status of relationships with customers and potential customers and material changes in the status of ongoing operations.

(d) No investigation pursuant to this Section 7.4 or otherwise shall affect any representation, warranty, covenant or other agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto or any Tender Offer Condition.

7.5 No Solicitation of Transactions.

(a) (i) Except as set forth in this Section 7.5, until the earlier of the Control Date or the termination of this Agreement in accordance with the terms hereof, the Company and the Company Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly (A) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or the making thereof to the Company or its shareholders; (B) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information to, or otherwise cooperate in any way with, any person (other than Parent, Purchaser and their Representatives) with respect to any Acquisition Proposal; (C) waive, terminate, modify or fail to enforce any provision of any contractual “standstill,” confidentiality or similar obligation of any person other than Parent or its affiliates; or (D) take any action to render any provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or any restrictive provision of any applicable anti-takeover provision in the Company’s organizational documents, in each case inapplicable to any person (other than Parent, Purchaser or any of their affiliates) or any Acquisition Proposal (and to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any such person or Acquisition Proposal under any such provisions). Any breach of the foregoing provisions of this Section 7.5 by any of the Company Subsidiaries or the Company’s or the Company Subsidiaries’ Representatives shall be deemed to be a breach by the Company.

(ii) The Company immediately shall, and shall cause the Company Subsidiaries and shall instruct each of their respective Representatives immediately to, cease and cause to be terminated any and all discussions or negotiations with any person that may be ongoing with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information provided to any such party prior to the date of this Agreement.

(iii) Notwithstanding anything to the contrary herein, prior to the Acceptance Time, in response to an unsolicited bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) is, or is reasonably likely to lead to, a Superior Proposal, and which Acquisition Proposal did not result from a breach of this Section 7.5(a) and was made after the date hereof, the Company may, subject to compliance with Section 7.5(c), (x) furnish information regarding the Company and the Company Subsidiaries to the person making such Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement provided, that all such information has previously been provided to Parent or is provided to Parent prior to or concurrent with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal, but only if and to the extent that in connection with the foregoing clauses (x) and (y), the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that failure to take such action would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, and provided, the Company shall not take any of the actions referred to in the foregoing clauses (x) and (y) unless the Company shall have provided Parent with at least twenty four (24) hours’ prior written notice that it intends to take such action (it being acknowledged and agreed that the Company shall not be obligated to provide any such prior written notice prior to (x) furnishing any such information following the initial delivery of such information in accordance with this Section 7.5(a) or (y) participating in discussions or negotiations with such person with respect to any subsequent or amended Acquisition Proposal following the initial Acquisition Proposal by such person). In addition, notwithstanding the foregoing, prior to the Acceptance Time, the Company may, to the extent the Company Board determines in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, not enforce any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party for the sole purpose of allowing the other party to such agreement to submit an Acquisition Proposal, or with respect to another party that has submitted an Acquisition Proposal, solely with respect to such submission, that will constitute, or is reasonably likely to lead to, a Superior Proposal, that did not, in each case, result from a breach by the Company of this Section 7.5.

(iv) For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal, which did not result from or arise in connection with a breach of this Section 7.5, made by a Third Party that, if consummated, would result in such Third Party’s (or its shareholders’) owning, directly or indirectly, 100% of the outstanding equity securities of the Company (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets of the Company and Company Subsidiaries, taken as a whole and that (i) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) to be more favorable from a financial point of view to the Company’s shareholders than the Offer and the Merger (taking into account all terms and conditions of such proposal and of this Agreement, including (1) any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise, (2) whether the proposal is reasonably capable of being completed by such Third Party (taking into account, among other things, the expectation of obtaining required regulatory approvals and all other legal, financial and other aspects of the proposal and the Third Party making the proposal), and (3) if financing is required, whether such financing is reasonably available to the Third Party).

(b) (i) Except as set forth in this Section 7.5, until the earlier of the Acceptance Time and the termination of this Agreement in accordance with the terms hereof, neither the Company Board nor any committee thereof shall: (x) (A) fail to make pursuant to Section 2.2(b), or withdraw, modify, amend or qualify or publicly propose to withdraw, modify, amend or qualify, in any manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or any committee thereof of this Agreement, the Offer or the Merger (the “Company Board Recommendation”), (B) fail to recommend against acceptance of any tender offer or exchange offer other than the Offer for the Company Common Stock within ten (10) business days of the commencement of such offer, (C) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of the foregoing in clauses (A)-(C), a “Change in Recommendation”), or (y) adopt or recommend, or publicly propose to adopt or recommend, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or related to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement)) (any of the foregoing, an “Acquisition Agreement”).

(ii) Notwithstanding anything to the contrary contained in this Agreement, if the Company Board determines in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, the Company Board may at any time prior to the Acceptance Time and solely in response to an Intervening Event, effect a Change in Recommendation; provided, however, that the Company Board may not effect a Change in Recommendation unless the Company shall have provided prior written notice to Parent at least seventy-two (72) hours in advance of its intention to take such action, which notice shall specify in reasonable detail the facts, circumstances and other conditions giving rise thereto, and prior to effecting such Change in Recommendation, the Company shall, and shall cause its Representatives to, during such seventy-two (72) hour period, negotiate with Parent in good faith (to the extent that Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Change in Recommendation is no longer necessary; and provided, further, that the Company Board shall not be permitted to effect a Change in Recommendation pursuant to this Section 7.5(b)(ii) with respect to or in connection with any Acquisition Proposal (which shall be covered by and subject in all respects to Section 7.5(b)(iii)).

(iii) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Time, the Company Board may in response to an Acquisition Proposal that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes a Superior Proposal and that was unsolicited and made after the date of this Agreement and did not result from a breach of this Section 7.5, (A) make a Change in Recommendation if the Company Board has concluded in good faith (after consultation with its outside legal counsel) that, in light of the receipt of such Superior Proposal, that failure to make such Change in Recommendation would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, or (B) cause the Company to terminate this Agreement pursuant to Section 9.1(f) and concurrently with such termination enter into an Acquisition Agreement if the Company Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of the receipt of such Superior Proposal, that failure to so terminate this Agreement would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law; provided, that the Company shall not be entitled to terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless concurrently with such termination the Company pays by wire transfer of immediately available funds the Fee in accordance with Section 9.1(f); provided, further, that the Company shall not be entitled to exercise its right to make a Change in Recommendation or terminate this Agreement pursuant to Section 9.1(f), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless the Company has:

(A) provided to Parent seventy-two (72) hours’ prior written notice that it intends to take such action (a “Notice of Designated Superior Proposal”), which notice shall describe the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board (a “Designated Superior Proposal”) and attach the most current form or draft of any written agreement providing for the transaction contemplated by such Designated Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Designated Superior Proposal with a new seventy-two (72) hour notice period),

(B) during such seventy-two (72) hour period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal, and

(C) at the end of such seventy-two (72) hour period, such Acquisition Proposal has not been withdrawn and the Company Board determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (taking into account any changes to the terms of this Agreement agreed to or proposed by Parent in a written, binding and irrevocable offer capable of being accepted by the Company in response to a Notice of Designated Superior Proposal, as a result of the negotiations required by clause (B) or otherwise).

(c) The Company shall promptly (and in any event within twenty-four (24) hours of learning of the relevant information) advise Parent orally and in writing of the receipt of any Acquisition Proposal (including for the avoidance of doubt any request for information or other inquiry which the Company would reasonably expect to lead to an Acquisition Proposal), including the material terms and conditions of such Acquisition Proposal (including any changes thereto) and the identity of the person making such Acquisition Proposal and attaching a copy of any such written Acquisition Proposal, or if such Acquisition Proposal is provided orally to the Company, the Company shall summarize in writing the terms of such Acquisition Proposal (including for the avoidance of doubt any such request or other inquiry). The Company shall keep Parent informed promptly on a current basis in all material respects of the status and details (including any material change to the terms thereof) of any Acquisition Proposal. The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is expected to consider any Acquisition Proposal or any such inquiry or to consider providing information to any person or group in connection with an Acquisition Proposal or any such inquiry. The Company shall publicly reaffirm the Company Board Recommendation within ten (10) business days of the commencement of any tender or exchange offer or public announcement or public notice of an Acquisition Proposal from a Third Party, after receipt of a written request by Parent to provide such reaffirmation, unless a Change in Recommendation is permitted by Section 7.5(b)(iii).

(d) Nothing contained in this Section 7.5 shall prohibit the Company or the Company Board from (i) making any disclosure to the holders of Company Shares if the Company Board determines in good faith (after consultation with its outside legal counsel) that failure to make such disclosure would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law (provided that each such disclosure shall include a public reaffirmation of the Company Board Recommendation), or (ii) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act or under Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, that this Section 7.5(d) shall not be deemed to permit the Company’s Board or any committee thereof to make a Change in Recommendation except as expressly permitted by Section 7.5(b) (it being agreed that any “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act, or any substantially similar communication, and the delivery of a Notice of Designated Superior Proposal and any amendment or update to such notice and the determination to so deliver such notice, update or amendment and public disclosure with respect thereto shall not, by itself, be deemed to be a Change in Recommendation).

7.6 Employee Benefits Matters.

(a) If so directed by Parent, the Company Board, at least five (5) business days prior to the initial scheduled expiration of the Offer, will adopt resolutions terminating (i) any and all Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code and (ii) all Plans that are account balance plans providing for deferrals of compensation at the election of the service provider as described in Treasury Regulation Section 1.409A-1(c)(2)(i)(A) (including without limitation, the Company’s Amended and Restated Deferred Compensation Plan), in each case effective no later than the day immediately preceding the date the Company becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Parent. The termination of the Plans referred to in clause (ii) above will be effected pursuant to and in accordance with the Treasury Regulation Section 1.409A-3(j)(4)(ix)(B). The form and substance of such resolutions shall be subject to the reasonable approval of Parent, and the Company shall provide Parent evidence that such resolutions have been adopted by the Company Board or the board of directors of the Company Subsidiaries, as applicable. The Company shall take such other actions in furtherance of terminating any such Plans as contemplated by this Section 7.6(a) as Parent may reasonably request.

(b) As of the Effective Time, the Company, the Surviving Corporation, Parent and/or their respective subsidiaries shall provide the Continuing Employees with substantially comparable types and levels of employee benefits (excluding any defined benefit pension plan and equity award, change of control and/or severance benefits) (“Parent Plans”), as those provided to similarly-situated employees of Parent. To the extent such employee benefits are provided through Parent Plans and not the Plans, then for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any Parent Plan and to the extent permitted by applicable law and subject to any applicable break in service or similar rule, Parent shall provide the Continuing Employees with service credit under the Parent Plans for their period of service with the Company and its Subsidiaries prior to the Effective Time, except where doing so would cause a duplication of benefits. Subject to any required consent of the applicable insurance provider, if benefits are provided under Parent Plans, Parent shall use its reasonable best efforts to cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Plan that is a group health plan to be waived with respect to such Continuing Employees and their eligible dependents in accordance with applicable laws and, if the Effective Time occurs on a date other than the last day of a Plan year and such benefits are provided under Parent Plans, Parent shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the Plan year including the Effective Time for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Parent Plan in which they are eligible to participate after the Effective Time.

(c) Nothing in this Agreement shall (x) create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) or service provider or former service provider (including any beneficiary or dependent thereof) of the Company or any Company Subsidiary in any respect, including in respect of continued employment

(or resumed employment), or create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any Plan or any employee or service provider program or arrangement of Parent or any of its subsidiaries (including any Plan of the Company prior to the Effective Time), or (y) constitute or be construed to constitute an amendment to any of the compensation or benefit plans maintained for or provided to employees or other persons prior to or following the Effective Time. Nothing in this Agreement shall constitute a limitation on the rights to amend, modify or terminate any such plans or arrangements of Parent or any of its subsidiaries (including any Plan of the Company prior to the Effective Time).

(d) If the Company or any of the Company Subsidiaries enters into, adopts, amends, modifies or terminates any Company Arrangement, all such amounts payable under such Company Arrangement shall (i) be paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (ii) shall not be calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. Moreover, the Company shall take all actions necessary so that, prior to the Expiration Date: (i) the adoption, approval, amendment or modification of each such Company Arrangement, as well as any payment or benefit to be made thereunder or with respect thereto, shall be approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d–10(d)(2) under the Exchange Act and the instructions thereto and (ii) the “safe harbor” provided pursuant to Rule 14d–10(d)(2) is otherwise applicable thereto as a result of the taking prior to the Expiration Date of all necessary actions by the Company Board, the Company Compensation Committee or its independent directors.

(e) Notwithstanding anything herein to the contrary, in the event of the termination of employment without cause of any Continuing Employee (excluding any Company executive officer with an individual employment agreement that provides severance pay and excluding any person covered by a Company Management Continuity Agreement), at any moment within the ninety (90)-day period immediately following the Effective Time, such Continuing Employee shall be entitled to an amount of severance pay and benefits in accordance with and subject to the terms of the severance policy of the Company listed on Schedule 7.6 of this Agreement, less any amount paid under the Company’s Amended and Restated Employee Retention Plan, if any.

7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification, exculpation or advancement of expenses or similar agreement by the Company or any Company Subsidiary in favor of any present and former director, officer, employee, fiduciary or agent of the Company and any Company Subsidiary (the “Indemnification Agreements”) (and all other indemnification agreements of the Company that are on terms substantially similar to the Indemnification Agreements) and any indemnification, exculpation or advancement of expenses provisions under the Articles of Incorporation or Bylaws (or comparable organizational documents) of the Company or any Company Subsidiary as in effect immediately prior to the Acceptance Time; provided, that such obligations shall be subject to any limitation imposed from time to time under applicable Law.

(b) Prior to the Acceptance Time, the Company shall purchase a pre-paid “tail” directors’ and officers’ liability insurance policy on terms and conditions providing substantially equivalent benefits and coverage levels as the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time, and that by its terms shall provide coverage until the sixth annual anniversary of the Effective Time (the “Tail Policy”); provided, that, in satisfying its obligation under this Section 7.7(b), the Company shall not pay a lump-sum premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount the Company set forth on Section 7.7 of the Disclosure Letter. Parent shall cause the Tail Policy (or, if the Tail Policy becomes unavailable for any reason, a substitute prepaid “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the Tail Policy, with a term extending for the remainder of such six-year period) to be in full force and effect for its full term and cause all obligations thereunder to be honored by the Company or, following the Effective Time, the Surviving Corporation.

(c) The rights of each Indemnified Person under this Section 7.7 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or the surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.7.

7.8 Compliance with State Takeover Statutes. If any “fair price,” “business combination” or “control share acquisition” statute or similar statute or regulation, shall be or become applicable to such Transactions, the Company, through the Company Board, will approve the Agreement, the Offer and the Merger, will amend the Bylaws of the Company, and will take such other actions as are necessary so that the Offer, the Merger and the other Transactions may be consummated as promptly as reasonably practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the Transactions contemplated hereby.

7.9 Notification of Certain Matters. The Company shall give prompt notice to Parent and Purchaser in writing of: (i) any representation or warranty made by the Company contained in this Agreement becoming untrue or inaccurate such that the conditions set forth in clause (iii)(d) of Annex A would not be satisfied or (x) any failure of the Company to comply with any covenant or agreement to be complied with by it under this Agreement such that the conditions set forth in clause (iii)(e) of Annex A would not be satisfied; and (ii) the occurrence or existence of any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect. Parent shall give prompt notice to the Company in writing of any representation or warranty made by Parent or Purchaser contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Purchaser to comply with any covenant or agreement to be complied with by it under this Agreement, in each case, such that the failure to so comply or the becoming untrue or incorrect would reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.

7.10 Litigation. Each party hereto shall promptly notify the other parties of any action, suit, proceeding or investigation that shall be instituted or threatened in writing against such party to restrain, prohibit or otherwise challenge the legality of or seek damages in connection with this Agreement or any Transaction. Each party hereto shall promptly notify the others of any action, suit, proceeding or investigation that is instituted or threatened in writing against the Company, any of the Company Subsidiaries, or Parent or any of its subsidiaries (including Purchaser), as the case may be, that would have been listed in Section 4.9 of the Disclosure Letter or Section 5.6 of the Parent Disclosure Letter, as the case may be, if such action, suit, proceeding or investigation had arisen prior to the date hereof. The Company shall give Parent the opportunity to participate at Parent’s expense in (but not control) the defense or settlement of any shareholder litigation or claims against the Company or any of its directors relating to the Offer or the Merger, in each case which seek to prohibit or restrain the transactions contemplated hereby. The Company shall not settle or make an offer to settle any litigation against the Company or any director by any shareholder relating to this Agreement, the Offer or the Merger, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

7.11 Consents and Approvals.

(a) The parties hereto shall cooperate with each other and, subject to the terms and conditions of this Agreement, each use its reasonable best efforts to promptly (i) prepare and file all necessary documentation, (ii) effect all applications, notices, petitions and filings (including, to the extent necessary, any notification required by the HSR Act, as more specifically addressed in Section 7.12) and (iii) obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities that are reasonably deemed necessary or advisable to consummate the Transactions. The Company shall also use its reasonable best efforts to obtain all consents required to be listed on Section 4.5(a) of the Disclosure Letter; provided, however, that the Company shall not be required prior to the Acceptance Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract. The parties hereto shall consult with each other with respect to the obtaining of all such permits, consents, approvals and authorizations, and each party will keep the other apprised of the status of matters relating to completion of the Transactions. Parent and the Company shall each, subject to the terms and conditions of this Agreement, use its reasonable best efforts to resolve any objections that may be asserted by any Governmental Authority with respect to this Agreement or the Transactions. Parent and the Company, with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, shall use reasonable best efforts to prevent the entry, enactment or promulgation thereof, as the case may be.

(b) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of any of the Transactions relating to any such consent or approval.

(c) This Section 7.11 is subject to, in all respects, the provisions of Section 7.12(c) below.

7.12 HSR Act Filing and International Antitrust Notifications.

(a) As promptly as possible after the date of this Agreement (but in no event later than October 8, 2010), if required by any Law, each of Parent and the Company (i) shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) a pre-merger notification in accordance with the HSR Act with respect to the Offer and the Merger pursuant to this Agreement, and (ii) shall file an antitrust notification in any other jurisdiction if required by any other Antitrust Law. Each of Parent and the Company shall (x) furnish promptly to the FTC, the Antitrust Division and any other requesting Governmental Authority any additional information requested by either of them pursuant to the HSR Act or any other antitrust notification in connection with such filings, and (y) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Offer and/or the Merger as soon as practicable, and to avoid any impediment to the consummation of the Offer or the Merger under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the Antitrust Division, or any other Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the Offer and/or the Merger.

(b) Each of Parent and the Company shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR or any other Antitrust Laws with respect to which any such filings have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent permitted by Law, each of

Parent and the Company (i) shall give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Offer or the Merger, (ii) shall give each other an opportunity to participate in each of such meetings, (iii) shall keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Offer or the Merger, and (iv) shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other Antitrust Law. Parent and the Company shall cooperate fully with each other in connection with the making of all such filings or responses described in this Section 7.12.

(c) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Parent or any of its subsidiaries or affiliates to, and, except with the prior written consent of Parent, the Company shall not take any action to and shall not allow any of the Company Subsidiaries to, consent or proffer to divest, hold separate, or enter into any license or similar Contract with respect to, or agree to restrict the ownership or operation of, any material business or assets of Parent, the Company or any of their respective subsidiaries. Notwithstanding anything to the contrary herein, in no event shall Parent or any of its subsidiaries or affiliates be obligated to litigate or participate in the litigation, whether judicial or administrative, brought by any Governmental Authority or appeal any Order (i) challenging or seeking to make illegal, delaying materially or otherwise directly or indirectly restraining or prohibiting the consummation of the Offer or the Merger, (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business or assets of Parent or the Company or any of their respective subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries, in each case as a result of or in connection with the Offer or the Merger, (iii) seeking, directly or indirectly, to impose or confirm limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Shares or any shares of capital stock of the Surviving Corporation on all matters properly presented to the shareholders of the Company or the Surviving Corporation, respectively, (iv) seeking to require divestiture by Parent, the Company or any of their respective subsidiaries of any Company Shares or any business or assets of the Company or the Company Subsidiaries or Parent or its subsidiaries, or (v) that would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the Transactions (any of such actions, a “Burdensome Action”).

7.13 Rule 16b-3. Prior to the Acceptance Time, (i) Parent shall take such actions as may be required to cause the transactions contemplated by Section 3.7 with respect to the assumption and conversion or termination, as the case may be, of any Company Stock Options, Company RSUs, Company SARs, the ESPP and any other convertible securities by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act and (ii) the Company shall take such actions as may be required to cause the transactions contemplated by Section 3.7 and any other dispositions of equity securities or derivative equity securities of the Company by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.14 Delisting. Each party hereto agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to (i) delist the Company Common Stock from Nasdaq and (ii) to terminate the registration of the Company Common Stock under the Exchange Act; provided, that such delisting or termination shall not be effective until after the Effective Time.

7.15 Further Assurances. Upon the terms and subject to the conditions set forth in this Agreement and in all cases subject to applicable Law and the terms of Section 7.12(c), each of the parties to this Agreement shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to cause the Tender Offer Conditions to be satisfied and cause the conditions to the Merger set forth in Section 8 to be satisfied. In addition to the foregoing, neither Parent or Purchaser, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Offer or the Merger or the ability of such party to fully perform its obligations under this Agreement.

7.16 Public Announcements. No press release or public announcement, statement or disclosure concerning the Offer, the Merger or any other Transaction shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except (x) as such release or announcement may be required by Law, including the rules or regulations of any U.S. or non-U.S. securities exchange and (y) in connection with any actions by the Company or the Company Board permitted by Sections 7.5(b) or 7.5(d), in which case the party required to make the release or announcement shall use its reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. In addition to the foregoing requirements, the parties agree that for so long as this Agreement shall remain in effect, all press releases or public announcements, statements or disclosures concerning the Offer, the Merger or any other Transaction made by (i) the Company shall be made only with the prior approval of the Chairman of the Executive Committee of its board of directors or by the board of directors acting together and (ii) Parent or Purchaser shall be made only with the prior approval of the Chairman or another the member of its board of directors.

7.17 Obligations of Purchaser. Parent shall take all action necessary to cause Purchaser and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

7.18 Company Rights Agreement. The Company shall not take any action that would allow any Person (solely for purposes of this Section 7.18, as defined in the Company Rights Agreement) to acquire fifteen percent (15%) or more of the “Common Shares” without being deemed as a “Beneficial Owner” or “Acquiring Person” (other than Parent, Purchaser or any subsidiary of Parent) and causing a “Distribution Date,” a “Shares Acquisition Date” or a “Triggering Event” (each as defined in the Company Rights Agreement) to occur. The Company Board shall not make a determination that Parent, Purchaser or any of their respective affiliates or associates, directors, officers or employees is a “Beneficial Owner” or an “Acquiring Person” (each as defined in the Company Rights Agreement) for purposes of the Company Rights Agreement. The Company and the Company Board shall take all action necessary to render the Company Rights inapplicable to this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement.

7.19 Financing Cooperation.

(a) Parent and Purchaser shall use their respective reasonable best efforts to cause to be taken all actions necessary to obtain the Financing on the terms and subject to the conditions described in the Commitment Letter, including using their respective reasonable best efforts to: (i) maintain in effect the Commitment Letter and negotiate and enter into definitive agreements with respect to the Financing (A) on the terms and subject to the conditions reflected in the Commitment Letter or (B) on other terms that are acceptable to Parent and Purchaser and would not materially and adversely impact the ability of Parent and Purchaser to consummate the transactions contemplated by this Agreement without delay; (ii) comply without delay with all covenants, and satisfy without delay all conditions, required to be complied with or satisfied by Parent or Purchaser in the Commitment Letter and in such definitive agreements; (iii) cause the Financing to be consummated at such time or from time to time as is necessary for Parent and Purchaser to satisfy their respective obligations under this Agreement; (iv) pay any and all commitment or other fees in a timely manner that become payable by Parent or Purchaser under the Commitment Letter following the date of this Agreement, to the extent that the failure to pay such fees would be reasonably expected to adversely impact the availability of the financing thereunder; provided, however, notwithstanding anything to the contrary contained in this Agreement, Parent and Purchaser shall not be required to, and Parent and Purchaser shall not be required to cause any other person to, commence, participate in, pursue or defend any Action against or involving any of the persons that have committed to provide any portion of, or otherwise with respect to, the Financing. In the event any portion of the Financing becomes or would reasonably be expect to become unavailable on the terms and conditions contemplated in the Commitment Letter for any reason or the Commitment Letter shall be terminated or modified in a manner materially adverse to Parent or Purchaser for any reason, Parent and Purchaser shall promptly so notify the Company, and shall use their respective reasonable best efforts to obtain, as promptly as practicable, and in no event later than the Outside Date, from the same and/or alternative financing sources alternative financing on terms not materially less favorable to Parent and Purchaser than the terms of the Financing in an amount equal to the lesser of (i) an amount sufficient to consummate the Offer and the Merger and the other Transactions contemplated by this Agreement (after taking into consideration the funds otherwise available to Parent and Purchaser), and (ii) the amount of financing that was contemplated by the Commitment Letter on the date of this Agreement. In the event any alternative or substitute financing is obtained by Parent and Purchaser in accordance with the terms of this Section 7.19(a) (the “Alternative Financing”), references in this Agreement to the Financing (including, for avoidance of doubt, the references in this Section 7.19 and Section 1.1, but excluding references in Section 5.4) shall be deemed to refer to the Alternative Financing, and if a new financing commitment letter is entered into in connection with such Alternative Financing (the “New Commitment Letter”), references in this Agreement to the Commitment Letter (including, for avoidance of doubt, the references in this Section 7.19, but excluding the references in Section 5.4 and clause (ii) of the preceding sentence) shall be deemed to refer to the New Commitment Letter. Parent and Purchaser will provide the Company with a copy of any New Commitment Letter obtained by Parent or Purchaser in connection with an Alternative Financing as promptly as practicable following the execution thereof.

(b) Parent shall keep the Company reasonably informed with respect to all material activity concerning the status of the Financing, including the status of Parent’s and Purchaser’s efforts to comply with their respective covenants under, and satisfy the conditions contemplated by, the Commitment Letter and shall give the Company prompt notice of any event or change that would reasonably be expected to materially and adversely affect the ability of Parent or Purchaser to consummate the Financing. Neither Parent nor Purchaser shall, without the prior written consent of the Company, amend, supplement or otherwise modify, or grant any waivers under, the Commitment Letter in any manner (including by way of a side letter or other binding agreement, arrangement or understanding) that would: (A) expand in any material respect, or amend, supplement or otherwise modify in a manner materially adverse to Parent and Purchaser, the conditions to the Financing set forth in the Commitment Letter; (B) prevent or materially impair or delay the consummation of the Transactions contemplated by this Agreement; or (C) subject to Parent’s and Purchaser’s right to obtain substitute financing set forth in Section 7.19(a), reduce the aggregate amount of financing set forth in the Commitment Letter to an amount below the amount needed (in combination with all funds held by or otherwise available to Parent and Purchaser) to consummate the Transactions contemplated by this Agreement. Parent shall not release or consent to the termination of the obligations of the lenders under the Commitment Letter, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Commitment Letter in a manner that would not reasonably be expected to materially and adversely affect the ability of Parent or Purchaser to consummate the Financing without delay.

(c) The Company shall provide, and shall cause the Company Subsidiaries and the representatives of the Company and the Company Subsidiaries to provide, at Parent’s sole cost and expense, all reasonable cooperation in connection with the arrangement of the Financing as may be requested by Parent or Purchaser and that is necessary or customary or desirable in connection with Parent’s and Purchaser’s efforts to obtain the Financing, including (i) participation by senior management in meetings, drafting sessions and due diligence sessions at times and in locations reasonably acceptable to the Company, (ii) furnishing Parent and Purchaser and their representatives with all financial and other material information of the Company and the Company Subsidiaries, including all information contemplated by the Commitment Letter to be delivered after the date of this Agreement, as is necessary or customary in connection with the Financing (the “Financing Information”), in each case, as and when it becomes available; (iii) assisting Parent and its financing sources in the preparation of syndication documents and materials, information memoranda, lender presentations and similar documents and materials, in connection with the Financing (all such documents and materials, collectively, the “Offering Documents”), including providing customary authorization letters related thereto, (iv) assisting in the preparation of definitive financing documents, as may be reasonably requested by Parent, (v) facilitating the pledging of collateral for the Financing, (vi) using commercially reasonably efforts to obtain such consents, approvals, authorizations and instruments which may be reasonably requested by Parent in connection with the Financing and collateral arrangements, including, without limitation, customary payoff letters, releases of liens, instruments of termination or discharge, legal opinions, surveys and title insurance, (vii) using commercially reasonable efforts to ensure that the syndication efforts for the Financing benefit materially from the Company’s existing lending and banking relationships, (viii) using commercially reasonable efforts in assisting Parent and Purchaser in their efforts to obtain corporate credit or family ratings of Parent; and (ix) facilitating the consummation of the Financing, including cooperating with Parent to satisfy the conditions precedent to the Financing to the extent within the control of the Company and the Company Subsidiaries, and taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent or Purchaser to permit the consummation of the Financing; provided that neither the Company nor any Company Subsidiary shall be required to pay any commitment or any other fee in connection with the Financing. Without limiting the generality of the foregoing, the Company shall ensure that all financial and other projections concerning the Company and the Company Subsidiaries that are made available to Parent and Purchaser after the date of this Agreement are prepared in good faith The Company agrees to use commercially reasonable efforts to provide, and to cause its Company Subsidiaries to provide, the items set forth in clauses (i), (ii) and (iii) above no later than fifteen (15) days prior to the Initial Expiration Date. The Company hereby consents to the use of its logos in connection with the Financing.

(d) Any breach of the Commitment Letter, any definitive agreement with respect to the Financing, any commitment letter with respect to the Alternative Financing or any definitive agreement with respect to any Alternative Financing by Parent, in each case that materially and adversely affects the ability of Parent or Purchaser to obtain the Financing, shall be deemed a breach by Parent of this Section 7.19. Each of Parent and Purchaser acknowledges and agrees that neither the obtaining of the Financing or any Alternative Financing, nor the completion of any issuance of securities contemplated by the Financing or any Alternative Financing, is a condition to the consummation of the Offer or the Merger, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independent of the availability of the Financing or any Alternative Financing, or the completion of any such issuance, subject to the Tender Offer Conditions and the applicable conditions set forth in Section 8.1. Parent and Purchaser acknowledge and agree that the Company and its affiliates and its and their respective Representatives shall not have any responsibility for, or incur any liability to any person under, any financing that Parent and Purchaser may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 7.19 and that, except in cases involving fraud or intentional misrepresentation on the part of the Company or any of its affiliates or any of its or their respective Representatives, Parent and Purchaser shall, on a joint and several basis, indemnify and hold harmless the Company and its affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them as a result of any Action against any of such parties arising out of any acts performed by the Company or a Company Subsidiary at Parent’s or Purchaser’s request under this Section 7.19. Notwithstanding anything herein to the contrary, the Company (and any of its shareholders, partners, members, affiliates, directors, officers, employees or agents) shall not have any rights or claims against any Financing Source in connection with this Agreement or the Commitment Letter, whether at law or equity, in contract, in tort or otherwise.

7.20 Closing Loan. Upon the request of Parent, the Company agrees that it shall loan to Parent and Purchaser Seventy Million Dollars ($70,000,000) or such lesser amount as may be requested by Parent and Purchaser. If so requested by Parent, such loan shall (i) be made immediately prior to the Effective Time of the Merger, (ii) bear simple interest at four percent (4.0%) per annum, (iii) be unsecured, (iv) be prepayable without penalty, (v) have a term of sixty (60) days, and (vi) be evidenced by a promissory note prepared by the parties in a manner consistent with these terms. In the event that Parent elects to receive the loan contemplated by this Section 7.20, it shall give the Company at least three (3) business days’ prior written notice of such election prior to the date on which the funding of such loan is to occur.

7.21 Other Operational Covenants. The Company shall pay all of its transaction expenses relating to the negotiation and consummation of the Transactions contemplated by this Agreement, in each case, as owed by it prior to Purchaser’s acceptance of Company Shares for purchase in the Offer at the Acceptance Time. Furthermore, the Company shall take all action necessary to cause the Liens contemplated by the Tender Offer Condition at clause (iii)(f) of Annex A to be terminated and released prior to the Initial Expiration Date.

8. Conditions to the Merger.

8.1 Conditions to the Merger. The obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a) Shareholder Approval. Unless the Merger is consummated in accordance with Section 1110 of the CGCL as contemplated by Section 7.1(c) above, this Agreement and the Transactions shall have been approved by the Required Shareholder Vote to the extent required by the CGCL and the Articles of Incorporation of the Company;

(b) No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered (i) any Law that is then in effect and makes the consummation of the Merger illegal or otherwise prohibited, or (ii) any decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent (collectively, “Order”), that is then in effect and enjoins Parent and the Company from consummating the Merger; provided, however, that each of the parties hereto shall use their reasonable best efforts to have any such Order vacated; and

(c) Offer. Purchaser or its permitted assignee shall have accepted for payment (i) all Company Shares or (ii) in the circumstances contemplated by Section 2.1(e)(ii),

Company Shares representing the Reduced Purchase Amount, in each case to the extent validly tendered and not withdrawn pursuant to the Offer.

9. Termination.

9.1 Termination. This Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Acceptance Time, notwithstanding any requisite approval of this Agreement and the Transactions by the shareholders of the Company, but subject, in the case of Sections 9.1(b)(i), 9.1(b)(ii), 9.1(b)(iii), 9.1(c) and 9.1(d) below, to the provisos set forth in Sections 2.1(e)(i) and 2.1(f):

(a) By mutual written consent of Parent and the Company; or

(b) By either Parent, Purchaser or the Company, if:

(i) the Acceptance Time shall not have occurred on or before March 1, 2011 (the “Outside Date”); provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a substantial or primary cause of, or resulted in, the failure of such acceptance to occur on or before such date; or

(ii) the Offer (as it may have been extended pursuant to Section 2.1(d)) expires as a result of the non-satisfaction of one or more Tender Offer Conditions in a circumstance where Purchaser has no further obligation to extend the Offer pursuant to Section 2.1(d); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the substantial or primary cause of, or resulted in, the non-satisfaction of any Tender Offer Conditions or the termination or withdrawal of the Offer pursuant to its terms without any Company Shares being purchased; or

(iii) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered (x) any Law that is then in effect and makes acceptance for payment of, or payment for, the Company Shares or consummation of the Merger illegal or otherwise prohibited, or (y) any Order that is then in effect and enjoins Purchaser from accepting for payment, or paying for, the Company Shares pursuant to the Offer or Parent and the Company from consummating the Merger, and such Order shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such Order vacated; or

(c) By either Parent or Purchaser, if there is an inaccuracy in the Company’s representations herein, or a breach by the Company of its covenants herein, in either case such that the events set forth in clauses (iii)(d) or (iii)(e) of Annex A shall have occurred; provided, however, if such breach or inaccuracy is capable of being cured prior to the earlier of (A) the Outside Date and (B) the date that is twenty (20) business days from the date the Company is notified in writing by Parent of such breach, Parent and Purchaser may not terminate the Agreement pursuant to this Section 9.1(c), (x) prior to such date if the Company is taking reasonable efforts to cure such breach or inaccuracy or (y) following such date if such inaccuracy or breach is cured at or prior to such date; or

(d) By either Parent or Purchaser, if following the execution and delivery of this Agreement, there shall have occurred a Material Adverse Effect that is continuing (whether or not events or circumstances occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Material Adverse Effect); or

(e) By either Parent or Purchaser, if any of the following shall have occurred: (i) the Company Board or any committee thereof shall have made a Change in Recommendation; (ii) the Company Board shall have failed to reconfirm the Company Board Recommendation, within ten (10) business days after the commencement of a tender or exchange offer or public announcement or public notice of an Acquisition Proposal from a Third Party after written request from Parent to do so; or (iii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or to permit Parent to include the Company Board Recommendation in the Offer Documents; (it being agreed that the delivery of a Notice of Designated Superior Proposal and any amendment or update to such notice and the determination to so deliver such notice, update or amendment and public disclosure with respect thereto shall not, by itself, give rise to a right for Parent to terminate this Agreement); or

(f) By the Company, if there is an inaccuracy in Parent’s or Purchaser’s representations herein, or a breach by Parent or Purchaser of its covenants herein, in either case that would reasonably be expected to be materially adverse to Parent’s or Purchaser’s ability to purchase and pay for the Company Shares (assuming all Company Shares were validly tendered and not withdrawn pursuant to the Offer); provided, however, if such breach or inaccuracy is capable of being cured prior to the earlier of (A) the Outside Date and (B) the date that is twenty (20) business days from the date Parent is notified in writing by the Company of such breach, the Company may not terminate the Agreement pursuant to this Section 9.1(f), (x) prior to such date if Parent and Purchaser are taking reasonable efforts to cure such breach or inaccuracy and (y) following such date if such inaccuracy or breach is cured at or prior to such date; or

(g) By the Company in order to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.5(b)(iii); provided, however, that in the event of any termination of this Agreement by the Company pursuant to this Section 9.1(f) the Company shall pay to Parent the Fee payable under Section 9.3(a)(iv) concurrently with such termination. Any purported termination pursuant to this Section 9.1(f) that is not in strict compliance with the requirements of Section 7.5(b)(iii) and this Section 9.1(f) shall be null and void and of no effect.

9.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no liability on the part of Parent, Purchaser, the Company or their respective officers, directors, shareholders, or affiliates; provided, that, (a) Section 7.4(b) (Confidentiality), Section 7.16 (Public Announcements), Section 9.3 (Fees), Section 10 (General Provisions) and this Section 9.2 shall remain in full force and effect and survive any termination of this Agreement, and (b) such termination shall not relieve any party from liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of costs or expenses, and may include, to the extent proven, the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) for any fraud or breach of its representations or warranties or covenants hereunder. A termination of this Agreement shall not cause a termination of the Confidentiality Agreement or any other agreement between the parties.

9.3 Fees.

(a) In the event that this Agreement is terminated:

(i) by Parent, Purchaser or the Company pursuant to Section 9.1(b)(i) and (x) an Acquisition Proposal by a Third Party shall have been publicly announced after the date hereof and prior to such termination and not publicly withdrawn prior to such termination and (y) within twelve (12) months after such termination (A) the Company enters into a definitive agreement with respect to an Acquisition Proposal or (B) an Acquisition Proposal is consummated (with all references to 15% in the definition thereof being treated as references to 50.1% for purposes of this Section 9.3(a)(i));

(ii) by Parent, Purchaser or the Company pursuant to Section 9.1(b)(ii) and (x) an Acquisition Proposal by a Third Party shall have been publicly announced after the date hereof and prior to such termination and not publicly withdrawn prior to such termination and (y) within twelve (12) months after such termination (A) the Company enters into a definitive agreement with respect to an Acquisition Proposal or (B) an Acquisition Proposal is consummated (with all references to 15% in the definition thereof being treated as references to 50.1% for purposes of this Section 9.3(a)(ii));

(iii) by Parent or Purchaser pursuant to Section 9.1(e); or

(iv) by the Company pursuant to Section 9.1(g);

(b) then, in any such event, the Company shall pay Parent a fee of Seventeen Million Five Hundred Thousand Dollars ($17,500,000) (the “Fee”), which amount shall be payable by wire transfer of immediately available funds. The Fee shall be paid (x) in the circumstances described in clause (i) or (ii) above, promptly (but in no event later than two (2) business days) following the first to occur of the events giving rise to the obligation to make such payment, (y) in the circumstances described in clause (iii) above, promptly (but in no event later than two (2) business days) following such termination), and (z) in the circumstances described in clause (iv) above, concurrently with and as a condition to the termination. In no event shall the Company be required to pay the Fee on more than one occasion, whether or not the Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c) All costs and expenses incurred in connection with this Agreement, the Tender and Support Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

(d) Notwithstanding anything to the contrary in this Agreement, each of Parent and Purchaser acknowledges and agrees on behalf of itself and its affiliates that the Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The Company acknowledges and hereby agrees that the provisions of this Section 9.3 are an integral part of the Transactions, and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company shall fail to pay the Fee when due, the term “Fee” shall be deemed to include the costs and expenses incurred or accrued by Parent and Purchaser (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid Fee, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A. from time to time, in the City of New York, as such bank’s Base Rate plus 5%.

10. General Provisions.

10.1 No Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Purchaser contained in this Agreement shall terminate at the Effective Time.

10.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given if delivered personally (notice deemed given upon receipt), faxed (notice deemed given upon electronic confirmation of receipt), sent by a nationally recognized overnight courier service such as Federal Express (notice deemed given upon receipt of proof of delivery) or mailed by registered or certified mail, return receipt requested (notice deemed given upon receipt) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.2):

if to Parent or Purchaser:

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

Facsimile No: 949-756-0308

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Facsimile No: 650-473-2601

Attention: Warren Lazarow, Esq.

if to the Company:

Actel Corporation

2061 Stierlin Court

Mountain View, CA 94043-4655

Facsimile No.: 650-318-2444

Attention: Maurice E. Carson, Chief Financial Officer

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Facsimile No: 650-493-6811

Attention: Robert Latta, Esq.

and a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street, Spear Tower

San Francisco, CA 94105

Facsimile No: 415-947-2099

Attention: Robert Ishii, Esq.

10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

10.4 Entire Agreement; Assignment. This Agreement, the Confidentiality Agreement and the Tender and Support Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Purchaser may assign all or any of their rights hereunder to any wholly owned subsidiary of Parent so long as Parent and Purchaser remain liable for all of the obligations contemplated under this Agreement. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND PURCHASER, ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) following the Effective Time, Section 7.7 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons), (b) prior to the Effective Time, for the right of holders of Company Shares, Company Stock Options, Company RSUs and Company SARs to pursue claims for damages (including damages based on loss of the economic benefits of the transaction to such holders) and other relief (including equitable relief) for any breach of this Agreement by Parent or Purchaser, whether or not this Agreement has been validly terminated pursuant to Section 9, which right is hereby expressly acknowledged and agreed by Parent and Purchaser, (c) from and after the Acceptance Time, the rights of holders of Company Shares to receive the consideration pursuant to the Offer, as set forth in Section 2, (d) from and after the Effective Time, the rights of holders of Company Shares, Company Stock Options, Company RSUs and Company SARs to receive the consideration pursuant to the Merger, as set forth in Section 3, and (e) Sections 7.19(d), 10.7 and 10.8 (which provisions are intended to be for the benefit of the persons referred to therein, and may be enforced by such persons). The rights granted pursuant to clause (b) of this Section 10.5 shall only be enforceable on behalf of holders of Company Shares, Company Stock Options, Company RSUs and Company SARs by the Company in its sole and absolute discretion, as agent for such holders, it being understood and agreed that any and all interests in such claims shall attach to such Company Shares, Company Stock Options, Company RSUs and Company SARs and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to the holders of Company Shares, Company Stock Options, Company RSUs and Company SARs of record as of any date determined by the Company or (B) retained by the Company for the use and benefit of the Company on behalf of the holders of Company Shares, Company Stock Options, Company RSUs and Company SARs in any manner the Company deems fit.

10.6 Enforcement.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. The Company, on the one hand, and Parent and Purchaser, on the other hand hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party (or parties), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under this Agreement.

10.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law; provided, that the laws of the State of California shall govern with respect to California corporate law issues. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Delaware Court of Chancery, or if no such state court has proper jurisdiction, then the Federal courts located in the State of Delaware (collectively, the “Delaware Courts”). Except as set forth in this Section 10.7, the parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Courts for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Notwithstanding anything herein to the contrary, each of the parties agrees hereto agrees that it will not bring or support any Action, cause of Action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against a Financing Source in any way relating to this Agreement or any of the Transactions contemplated by this Agreement, including but not limited to any dispute arising out of or reliant in any way to the Commitment Letter or the performance thereof, in any forum other than the federal and New York State courts located in the City of New York, Borough of Manhattan (and appellate courts thereof).

10.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS, INCLUDING ANY LITIGATION AGAINST ANY FINANCING SOURCE ARISING OUT OF THIS AGREEMENT OR THE COMMITMENT LETTER. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.8.

10.9 General Interpretation.

(a) The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(c) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(d) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(e) The phrase “made available to Parent” when used herein, shall mean that the subject documents were uploaded to the electronic data room maintained by the Company prior to the execution of this Agreement or were otherwise provided to Parent.

10.10 Amendment. Subject to Section 7.3, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Company Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

10.11 Waiver. Subject to Section 7.3, at any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

10.12 Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MICROSEMI CORPORATION

By:	/S/ JAMES J. PETERSON

Name:	James J. Peterson

Title:	President and Chief Executive Officer

ARTFUL ACQUISITION CORP.

By:	/S/ JAMES J. PETERSON

Name:	James J. Peterson

Title:	President and Chief Executive Officer

ACTEL CORPORATION

By:	/S/ JOHN EAST

Name:	John East

Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Conditions to the Offer

Notwithstanding any other provision of the Offer, but subject to the terms of this Agreement and in addition to (and not in limitation of) Purchaser’s right to extend or amend the Offer at any time pursuant to the terms of this Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Company Shares tendered pursuant to the Offer if:

(i) immediately prior to the expiration of the Offer, there shall not have been validly tendered (other than Company Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the Expiration Date that number of Company Shares which would represent a majority of the issued and outstanding Company Shares then outstanding (such percentage, the “Minimum Condition”),

(ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or any other required waiting periods, consents or approvals of any Governmental Authority of competent jurisdiction required under the Antitrust Laws shall not have expired, been obtained or been terminated, as the case may be, prior to the expiration of the Offer, or

(iii) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

(a) there shall have been instituted any Action, which is pending, by any Governmental Authority of competent jurisdiction:

(I) challenging or seeking to make illegal or otherwise, directly or indirectly, restrain or prohibit, the acceptance for payment, payment for or purchase of any Company Shares by Parent or Purchaser, or the consummation of the Offer or the Merger;

(II) seeking, in connection with the Transactions, to require the Company, Parent or Purchaser to take a Burdensome Action;

(III) seeking to impose or confirm any material limitation on the ability of Parent or Purchaser to acquire, hold or exercise effectively full rights of ownership of any Company Shares, including the right to vote any Company Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company’s shareholders;

(IV) seeking to require divestiture by Parent or Purchaser of any Company Shares; or

(V) that otherwise (individually or in the aggregate with all other such Actions) would reasonably be expected to have a Material Adverse Effect;

(b) there shall have been enacted, issued, promulgated, enforced or entered by any Governmental Authority of competent jurisdiction (i) any Law that is then in effect and makes the

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consummation of the Merger illegal or otherwise prohibited or (ii) any Order that is then in effect and enjoins Parent and the Company from consummating the Merger;

(c) any Effect since the July 2010 Balance Sheet shall have occurred that has had, or is reasonably likely to have, a Material Adverse Effect and such Effect shall be continuing;

(d) (A) any representation or warranty of the Company set forth in this Agreement, other than Sections 4.1(a), 4.2(a), 4.3(b)(i), (iv)-(viii), 4.3(c), and 4.4, shall not be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) as of immediately prior to the expiration of the Offer as though made on or as of such date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, which need only be true and correct as of such date or with respect to such period), except, in each case, where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (B) any representation or warranty of the Company set forth in Section 4.3(b) (i), (iv)-(viii) and Section 4.3(c), shall not be true and correct in all material respects as of the date of such representation and warranty, (C) any representation and warranty of the Company set forth in Sections 4.1(a), 4.2(a) or 4.4 shall not be true and correct in all material respects as of immediately prior to the expiration of the Offer as though made on or as of such date;

(e) the Company shall have failed to comply with or perform in any material respect any covenants, obligations or agreements of the Company under this Agreement required to be performed prior to the expiration of the Offer and such failure shall not have been cured; provided, however, that following any extension of the Offer by Purchaser pursuant to either Section 2.1(e)(i) or Section 2.1(f), the Tender Offer Condition contemplated by this clause (e) shall be deemed to have been satisfied so long as the Company shall not have engaged in an Intentional Breach of any of its covenants, obligations or agreements under this Agreement required to be performed prior to the expiration of the Offer and such Intentional Breach shall not have been cured;

(f) the Company shall have failed to terminate and cause the release of all Liens on the Company’s assets granted in favor of Wells Fargo, N.A. in connection with its standby letters of credit for the Company’s corporate headquarters and its voluntary disability insurance policy;

(g) the Company shall not have furnished Parent with a certificate dated as of the date of determination signed on its behalf by either the Company’s chief executive officer or chief financial officer or such other officer serving in either such capacities to the effect that the conditions set forth in clauses (iii)(d), (iii)(e) and (iii)(f) of this Annex A shall not have occurred; or

(h) the Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Purchaser and Parent and subject to the terms of the Agreement and rules and regulations of the SEC, may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion, provided, that the Minimum Condition may not be waived, in each case, subject to the terms of the Agreement and the rules and regulations of the SEC. The failure by Parent or Purchaser at any time

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to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. For purposes of determining whether the Minimum Condition has been satisfied, Parent and Purchaser shall have the right to include or exclude for purposes of its determination thereof shares tendered in the Offer pursuant to guaranteed delivery procedures.

For purposes of this Agreement, there shall be deemed to be an “Intentional Breach” by the Company of a covenant, obligation or agreement under this Agreement only if: (i) such covenant, obligation or agreement is material to Parent and Purchaser; (ii) the Company shall have willfully breached such covenant, obligation or agreement, (iii) the breach of such covenant, obligation or agreement is the substantial or principal cause of, or resulted in, the failure of Parent and Purchaser to consummate the Financing prior to the Outside Date for purposes of funding the purchase of Company Shares in the Offer; and (iv) the Company employee or representative taking the action, failing to take the action, or authorizing (or failing to authorize) the action, as the case may be, giving rise to the breach of such covenant, obligation or agreement shall have had actual knowledge, at the time of the Company’s breach of such covenant, obligation or agreement, that such action (or failure to act) was a breach of such covenant, obligation or agreement under this Agreement.

The capitalized terms used in this Annex A shall have the meanings set forth in the Agreement to which it is attached.

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